UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF

BROOKFIELD BUSINESS PARTNERS L.P.

As at June 30, 2023 and December 31, 2022 and for the
three and six months ended June 30, 2023 and 2022

INDEX TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS OF BROOKFIELD BUSINESS PARTNERS L.P.

Unaudited Interim Condensed Consolidated Statements of Financial Position	3
Unaudited Interim Condensed Consolidated Statements of Operating Results	4
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income (Loss)	5
Unaudited Interim Condensed Consolidated Statements of Changes in Equity	6
Unaudited Interim Condensed Consolidated Statements of Cash Flow	7
Notes to Unaudited Interim Condensed Consolidated Financial Statements	8

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF FINANCIAL POSITION

(US$ MILLIONS)	Notes	June 30, 2023	December 31, 2022
Assets			as adjusted (1)
Current Assets
Cash and cash equivalents	4	$3,022	$2,870
Financial assets	5	1,857	1,979
Accounts and other receivable, net	6	6,207	6,401
Inventory, net	7	4,966	5,186
Other assets	9	2,738	1,858
		18,790	18,294
Non-Current Assets
Financial assets	5	11,572	10,929
Accounts and other receivable, net	6	981	877
Other assets	9	580	515
Property, plant and equipment	10	16,296	15,893
Deferred income tax assets		1,282	1,245
Intangible assets	11	23,394	23,953
Equity accounted investments	13	2,050	2,065
Goodwill	12	15,369	15,479
		$90,314	$89,250
Liabilities and Equity
Current Liabilities
Accounts payable and other	14	$13,636	$12,919
Non-recourse borrowings in subsidiaries of the partnership	16	2,990	3,758
		16,626	16,677
Non-Current Liabilities
Accounts payable and other	14	7,327	7,511
Corporate borrowings	16	1,990	2,100
Non-recourse borrowings in subsidiaries of the partnership	16	41,918	40,835
Deferred income tax liabilities		3,561	3,698
		$71,422	$70,821
Equity
Limited partners	19	$1,456	$1,408
Non-controlling interests attributable to:
Redemption-exchange units	19	1,360	1,318
Special limited partner	19	—	—
BBUC exchangeable shares	19	1,424	1,378
Preferred securities	19	1,490	1,490
Interest of others in operating subsidiaries		13,162	12,835
		18,892	18,429
		$90,314	$89,250
____________________________________
(1)As adjusted to reflect the adoption of IFRS 17, Insurance Contracts (“IFRS 17”). See Note 2(b) for further details.
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF OPERATING RESULTS

		Three Months Ended June 30,		Six Months Ended June 30,
(US$ MILLIONS, except per unit amounts)	Notes	2023	2022	2023	2022
			as adjusted (1)		as adjusted (1)
Revenues	22	$13,506	$14,607	$27,264	$28,034
Direct operating costs	21	(12,330)	(13,678)	(24,796)	(26,269)
General and administrative expenses		(398)	(306)	(799)	(604)
Interest income (expense), net		(932)	(556)	(1,797)	(1,016)
Equity accounted income (loss), net	13	28	41	53	91
Impairment reversal (expense), net	10, 12	(7)	78	(7)	78
Gain (loss) on acquisitions/dispositions, net	8	87	—	168	—
Other income (expense), net		138	(218)	267	(317)
Income (loss) before income tax		92	(32)	353	(3)
Income tax (expense) recovery
Current		(267)	(75)	(393)	(154)
Deferred		216	387	284	427
Net income (loss)		$41	$280	$244	$270
Attributable to:
Limited partners	19	$(16)	$47	$9	$55
Non-controlling interests attributable to:
Redemption-exchange units	19	(16)	44	8	51
Special limited partner	19	—	—	—	—
BBUC exchangeable shares	19	(16)	46	9	47
Preferred securities	19	22	—	44	—
Interest of others in operating subsidiaries		67	143	174	117
		$41	$280	$244	$270
Basic and diluted earnings (loss) per limited partner unit	19	$(0.22)	$0.62	$0.12	$0.72
____________________________________
(1)As adjusted to reflect the adoption of IFRS 17. See Note 2(b) for further details.
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF COMPREHENSIVE INCOME (LOSS)

		Three Months Ended June 30,		Six Months Ended June 30,
(US$ MILLIONS)	Notes	2023	2022	2023	2022
			as adjusted (1)		as adjusted (1)
Net income (loss)		$41	$280	$244	$270
Other comprehensive income (loss):
Items that may be reclassified subsequently to profit or loss:
Fair value through other comprehensive income		(10)	(143)	56	(323)
Insurance finance reserve		(4)	40	—	49
Foreign currency translation		142	(820)	238	(453)
Net investment and cash flow hedges	4	79	346	(52)	368
Equity accounted investments	13	(1)	(1)	(1)	(1)
Taxes on the above items		(19)	(2)	(12)	42
Reclassification to profit or loss		(13)	30	(26)	42
		174	(550)	203	(276)

Items that will not be reclassified subsequently to profit or loss:
Fair value through other comprehensive income		37	(153)	91	(269)
Taxes on the above item		1	10	(1)	13
		212	(693)	293	(532)
Comprehensive income (loss)		$253	$(413)	$537	$(262)
Attributable to:
Limited partners		$(1)	$(31)	$31	$(9)
Non-controlling interests attributable to:
Redemption-exchange units		(2)	(29)	29	(8)
Special limited partner		—	—	—	—
BBUC exchangeable shares		(2)	(29)	30	(26)
Preferred securities		22	—	44	—
Interest of others in operating subsidiaries		236	(324)	403	(219)
		$253	$(413)	$537	$(262)
____________________________________
(1)As adjusted to reflect the adoption of IFRS 17. See Note 2(b) for further details.
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Limited partners					Non-controlling interests
(US$ MILLIONS)	Capital	Retained earnings	Ownership changes	Accumulated other comprehensive income (loss) (1)	Total limited partners	Redemption- exchange units	Special limited partner units	BBUC exchangeable shares	Preferred securities	Interest of others in operating subsidiaries	Total equity
Balance as at January 1, 2023 (2)	$2,114	$97	$(660)	$(143)	$1,408	$1,318	$—	$1,378	$1,490	$12,835	$18,429
Net income (loss)	—	9	—	—	9	8	—	9	44	174	244
Other comprehensive income (loss)	—	—	—	22	22	21	—	21	—	229	293
Total comprehensive income (loss)	—	9	—	22	31	29	—	30	44	403	537
Contributions	—	—	—	—	—	—	—	—	—	1,002	1,002
Distributions (3)	—	(10)	—	—	(10)	(8)	—	(9)	(44)	(1,219)	(1,290)
Ownership changes (4)	—	(11)	38	—	27	21	—	25	—	141	214
Balance as at June 30, 2023	$2,114	$85	$(622)	$(121)	$1,456	$1,360	$—	$1,424	$1,490	$13,162	$18,892
Balance as at January 1, 2022	$2,192	$63	$150	$(153)	$2,252	$2,011	$—	$—	$15	$8,722	$13,000
Adoption of new accounting standards (2)	—	1	—	1	2	2	—	1	—	12	17
As adjusted opening balance January 1, 2022 (2)	2,192	64	150	(152)	2,254	2,013	—	1	15	8,734	13,017
Net income (loss)	—	55	—	—	55	51	—	47	—	117	270
Other comprehensive income (loss)	—	—	—	(64)	(64)	(59)	—	(73)	—	(336)	(532)
Total comprehensive income (loss)	—	55	—	(64)	(9)	(8)	—	(26)	—	(219)	(262)
Contributions	—	—	—	—	—	—	—	—	—	865	865
Distributions (3)	—	(9)	—	—	(9)	(9)	—	(5)	—	(1,451)	(1,474)
Ownership changes (4)	—	11	(17)	4	(2)	10	—	(1)	—	114	121
Unit repurchases (3)	(78)	—	—	—	(78)	—	—	—	—	—	(78)
Issuance of BBUC exchangeable shares (5)	—		(786)	47	(739)	(680)	—	1,419	—	—	—
Acquisition of interest (6)	—	—	—	—	—	—	—	—	—	1,850	1,850
Balance as at June 30, 2022 (2)	$2,114	$121	$(653)	$(165)	$1,417	$1,326	$—	$1,388	$15	$9,893	$14,039
____________________________________
(1)See Note 20 for additional information.
(2)As adjusted to reflect the adoption of IFRS 17. See Note 2(b) for further details.
(3)See Note 19 for additional information on distributions and Unit repurchases.
(4)Includes gains or losses on changes in ownership interests of consolidated subsidiaries.
(5)See Note 2 and Note 19 for additional information on BBUC exchangeable shares.
(6)See Note 3 for additional information.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

		Six Months Ended June 30,
(US$ MILLIONS)	Notes	2023	2022
Operating Activities			as adjusted (1)
Net income (loss)		$244	$270
Adjusted for the following items:
Equity accounted earnings, net of distributions	13	36	1
Impairment expense (reversal), net		7	(78)
Depreciation and amortization expense	21	1,807	1,470
Gain on acquisitions/dispositions, net	8	(168)	—
Provisions and other items		(608)	339
Deferred income tax expense (recovery)		(284)	(427)
Changes in non-cash working capital, net	24	(474)	(1,351)
Cash from (used in) operating activities		560	224
Financing Activities
Proceeds from non-recourse subsidiary borrowings of the partnership		7,376	11,366
Repayment of non-recourse subsidiary borrowings of the partnership		(7,065)	(4,082)
Proceeds from corporate borrowings		270	651
Repayment of corporate borrowings		(380)	(290)
Proceeds from other financing		53	23
Repayment of other financing		(73)	(50)
Proceeds from (repayment of) other credit facilities, net		(63)	265
Lease liability repayment		(194)	(185)
Capital provided by others who have interests in operating subsidiaries	19	1,439	2,787
Partnership units repurchased	19	—	(78)
Distributions to limited partners, Redemption-Exchange unitholders and BBUC exchangeable shareholders	19	(28)	(23)
Distributions to preferred securities holders	19	(48)	—
Distributions to Special limited partner	19	—	(78)
Distributions and capital paid to others who have interests in operating subsidiaries	19	(1,389)	(1,447)
Cash from (used in) financing activities		(102)	8,859
Investing Activities
Acquisitions
Subsidiaries, net of cash acquired		(517)	(7,657)
Property, plant and equipment and intangible assets		(991)	(791)
Equity accounted investments		(8)	(126)
Financial assets and other		(1,332)	(1,730)
Dispositions
Subsidiaries, net of cash disposed	8	771	—
Property, plant and equipment and intangible assets		45	51
Financial assets and other		1,689	1,777
Net settlement of derivative assets and liabilities		(33)	141
Restricted cash and deposits		39	(880)
Cash from (used in) investing activities		(337)	(9,215)
Cash and cash equivalents
Change during the period		121	(132)
Impact of foreign exchange		70	(57)
Net change in cash classified within assets held for sale		(39)	—
Balance, beginning of year		2,870	2,588
Balance, end of period		$3,022	$2,399
____________________________________
(1)As adjusted to reflect the adoption of IFRS 17. See Note 2(b) for further details.

Supplemental cash flow information is presented in Note 24.
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2023 and December 31, 2022 and
for the three and six months ended June 30, 2023 and 2022

NOTE 1. NATURE AND DESCRIPTION OF THE PARTNERSHIP
Brookfield Business Partners L.P. and its subsidiaries (collectively, the “partnership”) is an owner and operator of business services and industrials operations (“the Business”) on a global basis. Brookfield Business Partners L.P. was established as a limited partnership under the laws of Bermuda, and organized pursuant to a limited partnership agreement as amended on May 31, 2016, and as thereafter amended. Brookfield Corporation, formerly Brookfield Asset Management Inc. (“Brookfield Corporation” or together with its controlled subsidiaries, excluding the partnership, “Brookfield”), is the ultimate parent of the partnership. Brookfield Business Partners L.P.’s limited partnership units are listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the symbols “BBU” and “BBU.UN”, respectively. The registered head office of Brookfield Business Partners L.P. is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.
Brookfield Business Partners L.P.’s sole direct investment is a managing general partnership interest in Brookfield Business L.P. (the “Holding LP”), which holds the partnership’s interests in business services and industrial operations. The partnership’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP Units”) held by public unitholders and Brookfield, general partner units held by Brookfield (“GP Units”), redemption-exchange partnership units (“Redemption-Exchange Units”) in the Holding LP held by Brookfield, special limited partnership units (“Special LP Units”) in the Holding LP held by Brookfield and class A exchangeable subordinate voting shares (“BBUC exchangeable shares”) of Brookfield Business Corporation (“BBUC”), a consolidated subsidiary of the partnership, held by the public and Brookfield. Holders of the LP Units, GP Units, Redemption-Exchange Units, Special LP Units and BBUC exchangeable shares will be collectively referred to throughout as “Unitholders” unless the context indicates or requires otherwise. LP Units, GP Units, Redemption-Exchange Units, Special LP Units and BBUC exchangeable shares will be collectively referred to throughout as “Units” unless the context indicates or requires otherwise.
The partnership’s principal operations include business services operations, such as a residential mortgage insurer, healthcare services, construction operations and dealer software and technology services operations. The partnership’s principal industrial operations include advanced energy storage operations and engineered components manufacturing operations. The partnership’s operations also include infrastructure services which comprise nuclear technology services operations, offshore oil services operations, modular building leasing services operations and lottery services operations. The partnership’s operations are primarily located in Canada, the U.K., the United States and Brazil.
Brookfield Business Corporation
On March 15, 2022, the partnership completed a special distribution whereby holders of LP Units and GP Units of record as of March 7, 2022 (the “Record Date”) received one BBUC exchangeable share, for every two Units held (the “special distribution”).
Immediately prior to the special distribution, the partnership received BBUC exchangeable shares through a distribution of BBUC exchangeable shares by the Holding LP (the “Holding LP Distribution”) to all of its unitholders. As a result of the Holding LP Distribution, (i) Brookfield and its subsidiaries received approximately 35 million BBUC exchangeable shares and (ii) the partnership received approximately 38 million BBUC exchangeable shares, which it subsequently distributed to its unitholders pursuant to the special distribution. Immediately following the special distribution, (i) holders of LP Units, excluding Brookfield, held approximately 35.3% of the issued and outstanding BBUC exchangeable shares, (ii) Brookfield and its affiliates held approximately 64.7% of the issued and outstanding BBUC exchangeable shares, and (iii) a subsidiary of the partnership owned all of the issued and outstanding class B multiple voting shares, or class B shares, which represent a 75% voting interest in BBUC, and all of the issued and outstanding class C non-voting shares, or class C shares, of BBUC. The class C shares entitle the partnership to all of the residual value in BBUC after payment in full of the amount due to holders of BBUC exchangeable shares and class B shares.
The partnership directly and indirectly controlled BBUC prior to the special distribution and continues to control BBUC subsequent to the special distribution through its interests in BBUC. The BBUC exchangeable shares are listed on the NYSE and the TSX under the symbol “BBUC”.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2023 and December 31, 2022 and
for the three and six months ended June 30, 2023 and 2022
NOTE 2. MATERIAL ACCOUNTING POLICY INFORMATION
(a)Basis of presentation
These unaudited interim condensed consolidated financial statements of the partnership have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”) and using the accounting policies the partnership applied in its annual consolidated financial statements as at and for the year ended December 31, 2022, except for the adoption of the new accounting policies and standards described below. The accounting policies the partnership applied in its annual consolidated financial statements as at and for the year ended December 31, 2022 are disclosed in Note 2 of such consolidated financial statements, with which reference should be made in reading these unaudited interim condensed consolidated financial statements. All defined terms are also described in the annual consolidated financial statements. The unaudited interim condensed consolidated financial statements are prepared on a going concern basis and have been presented in U.S. dollars rounded to the nearest million unless otherwise indicated.
These unaudited interim condensed consolidated financial statements were approved by the Board of Directors of the partnership’s general partner, Brookfield Business Partners Limited (the “General Partner”), on behalf of the partnership, and authorized for issue on August 8, 2023.
(i)Critical accounting judgments and measurement uncertainty
The preparation of financial statements in accordance with IAS 34 requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period of the financial statements that are not readily apparent from other sources. The critical accounting estimates and judgments have been set out in Note 2 to the partnership’s annual consolidated financial statements as at and for the year ended December 31, 2022. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. There have been no significant changes to the method of determining critical accounting estimates and judgments since December 31, 2022.
(b)New accounting policies adopted
The partnership has applied new and revised standards issued by the IASB that are effective for the period beginning on or after January 1, 2023.
(i)IFRS 17 - Insurance Contracts (“IFRS 17”)
The partnership adopted IFRS 17 effective January 1, 2023. IFRS 17 establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts. It replaces IFRS 4, Insurance Contracts (“IFRS 4”) and related interpretations. The adoption of IFRS 17 only impacted the reported results of the partnership’s residential mortgage insurer.
The partnership applied the full retrospective approach to insurance contracts issued on or after January 1, 2020. For groups of contracts issued in 2019 and prior years, the partnership has determined that it is impracticable to apply the full retrospective approach and has elected to apply the fair value approach. As a result, the comparative period has been adjusted and the transition impact of $17 million has been recorded as an increase to opening equity on January 1, 2022 (the “IFRS 17 adoption”).
The impact of the IFRS 17 adoption to the unaudited interim condensed consolidated statement of financial position as at December 31, 2022 was a decrease to other assets of $153 million and a decrease to intangible assets of $95 million, primarily due to the derecognition of balances associated with IFRS 4 concepts, and a decrease to accounts payable and other of $199 million primarily due to measurement differences under IFRS 17.
The impact of the IFRS 17 adoption to the unaudited interim condensed consolidated statement of operating results for the three and six months ended June 30, 2022 was a decrease to revenues of $19 million and $64 million, an increase to direct operating costs of $4 million and $nil, a decrease to general and administrative expenses of $4 million and $6 million, and an increase to deferred tax recovery of $5 million and $15 million. The impact to net income resulted in a decrease to basic and diluted earnings per limited partner unit of $0.03 and $0.11 per unit.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2023 and December 31, 2022 and
for the three and six months ended June 30, 2023 and 2022
The impact of the IFRS 17 adoption to the unaudited interim condensed consolidated statement of comprehensive income for the three and six months ended June 30, 2022 was the recognition of the insurance finance reserve of $40 million and $49 million, and a decrease to deferred tax recovery of $11 million and $13 million.
While IFRS 17 changes the timing of earnings recognition, as well as presentation and disclosure of insurance contracts, cash flows generated by the partnership are not impacted. As a result, the adoption of IFRS 17 does not have a material impact on the business.
The partnership’s accounting policy for insurance contracts in accordance with IFRS 17 is detailed below.
Material accounting policies - Insurance contracts
The partnership’s insurance policies are classified as contracts without direct participating features and are measured using the general measurement approach under IFRS 17. The measurement approach is based on estimates of the present value of future cash flows that are expected to arise as the partnership fulfills the contracts, an explicit risk adjustment for non-financial risks and a contractual service margin. The risk adjustment for non-financial risk reflects the compensation that the insurer requires for bearing uncertainty about the amount and timing of cash flows. Estimates of the present value of future cash flows and a risk adjustment for non-financial risk are together referred to as fulfillment cash flows. The contractual service margin represents the unearned profit that is recognized as revenue systematically over the coverage period as insurance services are provided.
Mortgage insurance revenues earned in each reporting period primarily represents the changes in the liabilities for remaining coverage that relate to insurance contract services provided during the period and an allocation of premiums that relates to recovering insurance acquisition cash flows. For all periods presented, insurance revenues earned from insurance contracts are included under revenues in the consolidated statement of operating results.
The insurance liabilities are included in accounts payable and other, on the unaudited interim condensed consolidated statement of financial position and the carrying amount at each reporting date is the sum of the liability for remaining coverage and the liability for incurred claims.
(a) Liability for remaining coverage
At inception of the insurance contract, a liability for remaining coverage is established which comprises the fulfillment cash flows related to services that will be provided in future periods and the remaining contractual service margin at that date. If the fulfillment cash flows from a contract at the date of initial recognition are a net outflow, then the contract is considered onerous. A loss from onerous insurance contracts is recognized immediately in the consolidated statement of operating results.
All acquisition cash flows are included in the measurement of fulfillment cash flows and recognized within the insurance liabilities.
All cash flows are discounted using a market-based discount rate selected through a top-down approach that reflects the characteristics of the insurance liabilities. The partnership has elected to disaggregate insurance finance expense between amounts included in income and amounts included in other comprehensive income (“OCI”). Interest accretion is recognized as insurance finance expense in income while effect of changes in discount rates is recognized as insurance finance expense in OCI.
The risk adjustment has been determined using a confidence level technique.
The contractual service margin is recognized in income to reflect services provided in each reporting period based on the number of coverage units provided during the period, which is determined by considering, for each contract, the quantity of the benefits provided and its expected coverage period. The coverage units are reviewed and updated at each reporting date. The insurer determines the quantity of the benefits provided under its insurance contracts on the basis of Loss Given Default, which is defined as outstanding mortgage principal balance and expected costs of foreclosure, less the expected value of the property securing the claim.
(b) Liability for incurred claims
The liability for incurred claims includes the fulfillment cash flows for incurred claims and expenses that have not yet been paid, including claims that have been incurred but not yet reported.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2023 and December 31, 2022 and
for the three and six months ended June 30, 2023 and 2022
Fulfillment cash flows include the cost of settling claims and cash flows from expected recovery of real estate in the event of default by borrowers (both reported and unreported) that have occurred on or before each reporting date, discounted to consider the time value of money using a market-based discount rate. The liability also incorporates a risk adjustment for non-financial risk using actuarially determined risk factors.
Critical judgments and estimates in applying IFRS 17
The partnership has applied critical judgments and estimates in the application of IFRS 17, including: (i) estimates and underlying assumptions in determining fulfillment cash flows related to the liability for remaining coverage; (ii) discount rate used to account for time value of money for all cash flows; (iii) the estimated risk adjustment for non-financial risk; (iv) timing of revenue recognition for the liability for remaining coverage; (v) estimated cash flows for settling claims; and (vi) estimated recoveries including recoveries from real estate included in the liability for incurred claims, based on third party property appraisals or other types of third party valuations deemed to be appropriate for a particular property in the event of default.
(ii)Amendments to IAS 12 Income taxes (“IAS 12”)
In May 2021, IAS 12 was amended to clarify that the initial recognition exception does not apply to the initial recognition of transactions that give rise to equal taxable and deductible temporary differences. The partnership adopted these amendments on January 1, 2023 and the adoption did not have a material impact on the partnership’s unaudited interim condensed consolidated financial statements.
In May 2023, IAS 12 was amended to clarify requirements relating to International Tax Reform - Pillar Two model rules. The amendments (i) introduce a temporary exception to the accounting for deferred taxes arising from the implementation of the Pillar Two model rules published by the Organization for Economic Co-operation and Development (“OECD”) and (ii) require additional disclosures. The amendments became effective immediately upon their issue and retrospectively in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. The partnership adopted these amendments for the fiscal period beginning January 1, 2023 and elected to apply the temporary exception to the accounting requirements for deferred taxes related to Pillar Two income taxes. The adoption did not have an impact on the partnership’s unaudited interim condensed consolidated financial statements.
(iii)Amendments to IAS 1 Presentation of financial statements (“IAS 1”)
The amendments aim to provide accounting policy disclosures that are more useful by replacing the requirement to disclose ‘significant’ accounting policies with a requirement to disclose ‘material’ accounting policies and adding guidance on how to apply the concept of materiality in making decisions about accounting policy disclosures.
The partnership adopted these amendments on January 1, 2023 and the adoption did not have a material impact on the partnership’s unaudited interim condensed consolidated financial statements.
(c)Future changes in accounting policies
(i)Amendments to IAS 1 Presentation of financial statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2024. The partnership is currently assessing the impact of these amendments.
There are currently no other future changes to IFRS with expected material impacts on the partnership.
NOTE 3. ACQUISITION OF BUSINESSES
When determining the basis of accounting for the partnership’s investees, the partnership evaluates the degree of influence that the partnership exerts directly or through an arrangement over the investees’ relevant activities. Control is obtained when the partnership has power over the acquired entities and an ability to use its power to affect the returns of these entities.
The partnership accounts for business combinations using the acquisition method of accounting, pursuant to which identifiable tangible and intangible assets and liabilities are recognized and measured on the basis of the estimated fair values at the date of acquisition.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2023 and December 31, 2022 and
for the three and six months ended June 30, 2023 and 2022
(a)Acquisitions completed in the six months ended June 30, 2023
Mobile Mini Solutions (“Mobile Mini”)
On January 31, 2023, the partnership’s modular building leasing services operations acquired a 100% economic interest in Mobile Mini, a provider of portable storage solutions in the U.K., for total consideration of $419 million, funded with debt and equity. The partnership received 100% of the voting rights in Mobile Mini, which provided the partnership with control, and accordingly, the partnership has consolidated the business for financial reporting purposes. The fair values of acquired assets, assumed liabilities and goodwill for the acquisition have been determined on a preliminary basis at the end of the reporting period.
Goodwill of $166 million was recognized and represents growth the partnership expects to experience from the operations. The goodwill recognized was not deductible for income tax purposes. Customer relationship intangible assets of $53 million, property, plant and equipment of $255 million and other net liabilities of $55 million were acquired as part of the transaction. Transaction costs of approximately $10 million were recorded as other expenses in the unaudited interim condensed consolidated statements of operating results.
(b)Acquisitions completed in 2022
The following table summarizes the consideration transferred, assets acquired, liabilities assumed and non-controlling interests recognized at the applicable acquisition dates for significant acquisitions. The consideration transferred reflects the partnership’s equity contribution, debt and equity raised alongside institutional partners to fund the acquisition, contingent and other non-cash consideration:

(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total (1)
Cash	$10,381	$6,488	$659	$17,528
Contingent and other non-cash consideration	491	29	225	745
Total consideration	$10,872	$6,517	$884	$18,273

Cash and cash equivalents	$739	$76	$14	$829
Accounts receivable and other, net	523	456	36	1,015
Inventory, net	15	169	117	301
Property, plant and equipment	774	364	42	1,180
Intangible assets	5,727	4,373	356	10,456
Goodwill	5,544	1,499	378	7,421
Deferred income tax assets	1	—	—	1
Financial assets	4,542	4	—	4,546
Equity accounted investments and other assets	426	309	1	736
Accounts payable and other	(1,460)	(451)	(46)	(1,957)
Non-recourse borrowings in subsidiaries of the partnership	(4,543)	—	—	(4,543)
Deferred income tax liabilities	(1,337)	(282)	(14)	(1,633)
Net assets acquired before non-controlling interests	$10,951	$6,517	$884	$18,352
Non-controlling interests acquired	(79)	—	—	(79)
Net assets acquired	$10,872	$6,517	$884	$18,273
____________________________________
(1)The fair values of acquired assets, assumed liabilities and goodwill for acquisitions completed within the last 12 months have been determined on a provisional basis pending finalization of the determination of the fair values of certain acquired assets and liabilities. The partnership is in the process of obtaining additional information to assess the fair values of property, plant and equipment, intangible assets, provisions, related deferred income taxes and the resulting impact to goodwill as at the date of the acquisitions.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2023 and December 31, 2022 and
for the three and six months ended June 30, 2023 and 2022
Business services
La Trobe Financial Services Pty Limited (“La Trobe”)
On May 31, 2022, the partnership, together with institutional partners, acquired a 100% economic interest in La Trobe, an Australian residential mortgage lender, for total consideration of $1.1 billion, funded with debt, equity, non-cash and contingent consideration. The partnership received 100% of the voting rights in La Trobe, which provided the partnership with control, and accordingly, the partnership has consolidated the business for financial reporting purposes.
Goodwill of $384 million was recognized and represents growth the partnership expects to experience from the operations. The goodwill recognized was not deductible for income tax purposes. Intangible assets of $655 million were acquired as part of the transaction, comprising management contract rights, mortgage broker channel, computer software and brand name. Other items include $4.5 billion of loans receivable, $4.5 billion of borrowings and $14 million of other net liabilities. Transaction costs of approximately $8 million were recorded as other expenses in the 2022 consolidated statements of operating results.
CDK Global, Inc. (“CDK Global”)
On July 6, 2022, the partnership, together with institutional partners, acquired a 100% economic interest in CDK Global, a provider of technology services and software solutions to automotive dealers. Total consideration was $8.3 billion, funded with debt and equity. The partnership received 100% of the voting rights, which provided the partnership with control and accordingly, the partnership has consolidated the business for financial reporting purposes.
Goodwill of $4.6 billion was recognized and represents growth the partnership expects to experience from the operations. The goodwill recognized was not deductible for income tax purposes. Intangible assets acquired comprise a customer relationship asset of $3.8 billion with a useful life of 15 years, developed technology of $0.7 billion with a useful life of 3-5 years, and a brand intangible asset of $0.3 billion with a useful life of 15 years. Other items included $301 million of cash and cash equivalents, $377 million of accounts receivable and other, $953 million of accounts payable and other, $1.1 billion of deferred tax liabilities and $361 million of other net assets. Transaction costs of approximately $15 million were recorded as other expenses in the 2022 consolidated statements of operating results. Non-controlling interests of $81 million were recognized and measured at fair value.
The acquired customer relationship intangible was valued with significant inputs of revenue growth rates, customer attrition rates, and a discount rate determined using a capital asset pricing model. The useful life of 15 years represents the pattern of economic benefits realized by the business, primarily due to the low customer attrition rate observed, and reflects the period of time over which the majority of the cumulative present value of cash flows from the intangible asset would be realized, and after which any remaining forward-looking cash flows from the asset were determined to be de minimis in present value terms.
Magnati - Sole Proprietorship LLC (“Magnati”)
On August 8, 2022, the partnership, together with institutional partners, acquired a 60% economic interest in Magnati, a technology-enabled services provider in the payment processing space. Total consideration for the business was $763 million, funded with debt and equity and included contingent consideration payable to the former shareholder if certain performance targets are met and non-cash consideration from the former shareholder for retention of their 40% economic interest. The partnership received 60% of the voting rights in Magnati, which provided the partnership with control, and accordingly, the partnership has consolidated the business for financial reporting purposes.
Goodwill of $500 million was recognized and represents growth the partnership expects to experience from the operations. The goodwill recognized was not deductible for income tax purposes. Intangible assets of $226 million were acquired as part of the transaction, comprising customer relationships, trade name and service contracts. Other items include $345 million of financial assets and $308 million of other net liabilities. Transaction costs of approximately $3 million were recorded as other expenses in the 2022 consolidated statements of operating results.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2023 and December 31, 2022 and
for the three and six months ended June 30, 2023 and 2022
Unidas Locadora S.A. (“Unidas”)
On October 1, 2022, the partnership, together with institutional partners, acquired a 100% economic interest in Unidas, a leading full-service car rental business in Brazil. Total consideration was $731 million, funded with debt, equity, non-cash and contingent consideration. The partnership received 100% of the voting rights, which provided the partnership with control, and accordingly, the partnership has consolidated the business for financial reporting purposes.
Goodwill of $103 million was recognized and represents growth the partnership expects to experience from the operations. Other items include $664 million of property, plant and equipment primarily related to the fleet of rental cars and $36 million of other net liabilities. Transaction costs of approximately $1 million were recorded as other expenses in the 2022 consolidated statements of operating results.
Infrastructure services
Scientific Games, LLC (“Scientific Games”)
On April 4, 2022, the partnership, together with institutional partners, acquired a 100% economic interest in Scientific Games, a service provider to government-sponsored lottery programs with capabilities in game design, distribution, systems and terminals and turnkey technology solutions. Total consideration was $5.8 billion, comprising debt and equity. The partnership received 100% of the voting rights, which provided the partnership with control, and accordingly, the partnership has consolidated the business for financial reporting purposes.
Goodwill of $1.2 billion was recognized and represents growth the partnership expects to experience from the operations. The goodwill recognized was not deductible for income tax purposes. Intangible assets acquired comprise a customer relationship asset of $2.8 billion with a useful life of 20 years, a brand intangible asset of $1.0 billion with an indefinite useful life, and software of $0.2 billion. Other items include $555 million of other net assets. Transaction costs of approximately $16 million were recorded as other expenses in the 2022 consolidated statements of operating results.
The acquired customer relationship intangible was valued with significant inputs of revenue growth rates, customer attrition rates, and a discount rate determined using a capital asset pricing model. The useful life of 20 years represents the pattern of economic benefits realized by the business, primarily due to the low customer attrition rate observed, and reflects the period of time over which the majority of the cumulative present value of cash flows from the intangible asset would be realized, and after which any remaining forward-looking cash flows from the asset were determined to be de minimis in present value terms.
The acquired brand intangible was valued using a relief from royalty method with significant inputs of revenue growth rates, royalty rates and a discount rate determined using a capital asset pricing model. The lottery services business has significant historical experience using the brand and intends to continue using the brand in the long-term. The partnership has determined the asset to have an indefinite life as there is no foreseeable limit to the period that this asset is expected to generate cash flows.
BHI Energy, Inc. (“BHI Energy”)
On May 27, 2022, the partnership’s nuclear technology services operations acquired a 100% economic interest in BHI Energy for total consideration of $737 million. The partnership received 100% of the voting rights through its nuclear technology services operations, which provided the partnership with control, and accordingly, the partnership has consolidated the business for financial reporting purposes.
Goodwill of $257 million was recognized, of which $68 million was deductible for tax purposes and represents growth the partnership’s nuclear technology services operations expect to experience from the operations. Intangible assets of $390 million were acquired as part of the transaction, comprising customer relationships and brand names. Other items include $90 million of other net assets. Transaction costs of approximately $8 million were recorded as other expenses in the 2022 consolidated statements of operating results.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2023 and December 31, 2022 and
for the three and six months ended June 30, 2023 and 2022
Industrials
TexTrail Inc. (“TexTrail”)
On October 5, 2022, the partnership, together with institutional partners, acquired a 100% economic interest in TexTrail, a leading distributor of axles and trailer components. Total consideration was $884 million, funded with debt and equity. The partnership received 100% of the voting rights through its engineered components manufacturing operations, which provided the partnership with control, and accordingly, the partnership has consolidated the business for financial reporting purposes.
Goodwill of $378 million was recognized, of which $319 million was deductible for tax purposes and represents growth the partnership expects to experience from the operations. Intangible assets of $356 million were acquired as part of the transaction which primarily comprised customer relationships, trade names and trademarks. Other items include $150 million of other net assets. Transaction costs of approximately $6 million were recorded as other expenses in the 2022 consolidated statements of operating results.
NOTE 4. FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair values are determined by reference to quoted bid or ask prices, as appropriate. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates such as bid and ask prices, as appropriate, for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market inputs when available.
Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, the partnership looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates and price and rate volatility, as applicable.
The following table provides the details of financial instruments and their associated financial instrument classifications as at June 30, 2023:

(US$ MILLIONS)
MEASUREMENT BASIS	FVTPL	FVOCI	Amortized cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$3,022	$3,022
Accounts and other receivable, net (current and non-current)	—	—	7,188	7,188
Other assets (current and non-current) (1)	—	—	548	548
Financial assets (current and non-current) (2)	906	5,646	6,877	13,429
Total	$906	$5,646	$17,635	$24,187
Financial liabilities
Accounts payable and other (current and non-current) (2) (3)	$778	$347	$11,596	$12,721
Borrowings (current and non-current)	—	—	46,898	46,898
Total	$778	$347	$58,494	$59,619
____________________________________
(1)Excludes prepayments, assets held for sale and other non-financial assets of $2,770 million.
(2)FVOCI includes $534 million of derivative assets and $347 million of derivative liabilities designated in hedge accounting relationships. Refer to Hedging Activities in Note 4 (a) below.
(3)Includes derivative liabilities, and excludes liabilities associated with assets held for sale, provisions, decommissioning liabilities, deferred revenue, insurance contract liabilities, work in progress, post-employment benefits and other liabilities of $8,242 million.
Included in cash and cash equivalents as at June 30, 2023 was $2,113 million of cash (December 31, 2022: $2,229 million) and $909 million of cash equivalents (December 31, 2022: $641 million).

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2023 and December 31, 2022 and
for the three and six months ended June 30, 2023 and 2022
Included in financial assets (current and non-current) as at June 30, 2023 was $874 million (December 31, 2022: $1,136 million) of equity instruments and $4,238 million (December 31, 2022: $4,031 million) of debt instruments designated as measured at fair value through other comprehensive income.
The following table provides the details of financial instruments and their associated financial instrument classifications as at December 31, 2022:

(US$ MILLIONS)
MEASUREMENT BASIS	FVTPL	FVOCI	Amortized cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$2,870	$2,870
Accounts and other receivable, net (current and non-current)	—	—	7,278	7,278
Other assets (current and non-current) (1)	—	—	469	469
Financial assets (current and non-current) (2)	960	5,585	6,363	12,908
Total	$960	$5,585	$16,980	$23,525
Financial liabilities
Accounts payable and other (2)(3)	$818	$223	$11,700	$12,741
Borrowings (current and non-current)	—	—	46,693	46,693
Total	$818	$223	$58,393	$59,434
____________________________________
(1)Excludes prepayments, assets held for sale and other non-financial assets of $1,904 million.
(2)FVOCI includes $418 million of derivative assets and $223 million of derivative liabilities designated in hedge accounting relationships. Refer to Hedging Activities in Note 4(a) below.
(3)Includes derivative liabilities and excludes provisions, decommissioning liabilities, deferred revenues, insurance liabilities, work in progress, post-employment benefits, liabilities associated with assets held for sale and various taxes and duties of $7,689 million.
(a)Hedging activities
Derivative instruments not designated in a hedging relationship are classified as FVTPL, with changes in fair value recognized in the unaudited interim condensed consolidated statements of operating results.
Net investment hedges
The partnership uses foreign exchange derivative contracts and foreign currency denominated debt instruments to manage foreign currency exposures arising from net investments in foreign operations. For the three and six months ended June 30, 2023, a pre-tax net loss of $81 million and $154 million, respectively (June 30, 2022: net gain of $332 million and $233 million, respectively) was recorded in other comprehensive income for the effective portion of hedges of net investments in foreign operations. As at June 30, 2023, there was a derivative asset balance of $29 million (December 31, 2022: $29 million) and a derivative liability balance of $229 million (December 31, 2022: $101 million) relating to derivative contracts designated as net investment hedges.
Cash flow hedges
The partnership uses commodity swap contracts to hedge the sale price of natural gas contracts, purchase price of oil, lead, polypropylene, and tin, foreign exchange contracts and option contracts to hedge highly probable future transactions, and interest rate contracts to hedge the cash flows on its floating rate borrowings. A number of these contracts are designated as cash flow hedges. For the three and six months ended June 30, 2023, a pre-tax net gain of $160 million and $102 million, respectively (June 30, 2022: net gain of $14 million and $135 million, respectively) was recorded in other comprehensive income for the effective portion of cash flow hedges. As at June 30, 2023, there was a derivative asset balance of $505 million (December 31, 2022: $389 million) and derivative liability balance of $118 million (December 31, 2022: $122 million) relating to the derivative contracts designated as cash flow hedges.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2023 and December 31, 2022 and
for the three and six months ended June 30, 2023 and 2022
(b)Fair value hierarchical levels – financial instruments
Level 3 assets and liabilities measured at fair value on a recurring basis include $658 million (December 31, 2022: $692 million) of financial assets and $523 million (December 31, 2022: $589 million) of financial liabilities, which are measured at fair value using valuation inputs based on management’s best estimates.
The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the level of input as at June 30, 2023 and December 31, 2022:

	June 30, 2023			December 31, 2022
(US$ MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Common shares	$502	$—	$—	$736	$—	$—
Corporate and government bonds	49	3,520	—	91	3,266	—
Derivative assets	3	756	—	12	628	—
Other financial assets (1)	365	699	658	429	691	692
	$919	$4,975	$658	$1,268	$4,585	$692
Financial liabilities
Derivative liabilities	$4	$598	$10	$7	$445	$17
Other financial liabilities (2)	—	—	513	—	—	572
	$4	$598	$523	$7	$445	$589
____________________________________
(1)Other financial assets include secured debentures, asset-backed securities and preferred shares. Level 1 other financial assets are primarily publicly traded preferred shares and mutual funds. Level 2 other financial assets are primarily asset-backed securities and Level 3 financial assets are primarily secured debentures and non-listed debt instruments.
(2)Includes $483 million (December 31, 2022: $544 million) of contingent consideration payable between 2023 and 2024 in relation to the acquisition of subsidiaries. Refer to Note 3 for further information.
There were no transfers between levels during the six months ended June 30, 2023.
The following table presents the change in the balance of financial assets classified as Level 3 for the six-month period ended June 30, 2023 and the twelve-month period ended December 31, 2022:

(US$ MILLIONS)	June 30, 2023	December 31, 2022
Balance at beginning of period	$692	$297
Fair value change recorded in net income	33	(9)
Fair value change recorded in other comprehensive income	(5)	(5)
Additions	—	523
Dispositions	(65)	(111)
Foreign currency translation and other	3	(3)
Balance at end of period	$658	$692

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2023 and December 31, 2022 and
for the three and six months ended June 30, 2023 and 2022
The following table presents the change in the balance of financial liabilities classified as Level 3 for the six-month period ended June 30, 2023 and the twelve-month period ended December 31, 2022:

(US$ MILLIONS)	June 30, 2023	December 31, 2022
Balance at beginning of period	$589	$498
Fair value change recorded in net income	(53)	12
Fair value change recorded in other comprehensive income	(1)	—
Additions	21	408
Dispositions/settlements	(49)	(356)
Foreign currency translation and other	16	27
Balance at end of period	$523	$589
NOTE 5. FINANCIAL ASSETS

(US$ MILLIONS)	June 30, 2023	December 31, 2022
Current
Marketable securities	$1,139	$1,227
Restricted cash	184	214
Derivative assets	153	133
Loans and notes receivable	324	257
Other financial assets (1)	57	148
Total current	$1,857	$1,979
Non-current
Marketable securities	$2,743	$2,682
Restricted cash	245	245
Derivative assets	606	507
Loans and notes receivable	6,010	5,500
Other financial assets (1)	1,968	1,995
Total non-current	$11,572	$10,929
____________________________________
(1)Other financial assets include secured debentures, asset-backed securities and convertible preferred shares.
NOTE 6. ACCOUNTS AND OTHER RECEIVABLE, NET

(US$ MILLIONS)	June 30, 2023	December 31, 2022
Current, net	$6,207	$6,401
Non-current, net
Accounts receivable	134	126
Retainer on customer contract	84	70
Billing rights	763	681
Total non-current, net	$981	$877
Total	$7,188	$7,278
Non-current billing rights represent unbilled rights from the partnership’s water and wastewater operations in Brazil from revenues earned from the construction on public concession contracts classified as financial assets, which are recognized when there is an unconditional right to receive cash or other financial assets from the concession authority for the construction services.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2023 and December 31, 2022 and
for the three and six months ended June 30, 2023 and 2022
The partnership’s construction operations has a retention balance, which comprises amounts that have been earned but held back until the satisfaction of certain conditions specified in the contract. The retention balance included in the current accounts and other receivable, net as at June 30, 2023 was $145 million (December 31, 2022: $142 million).
NOTE 7. INVENTORY, NET

(US$ MILLIONS)	June 30, 2023	December 31, 2022
Raw materials and consumables	$1,297	$1,485
Fuel products (1)	623	850
Work in progress	876	778
RTFO certificates	518	415
Finished goods and other (2)	1,652	1,658
Carrying amount of inventories	$4,966	$5,186
____________________________________
(1)Fuel products that are traded in active markets are purchased with a view to resell in the near future. As a result, these stocks of fuel products are recorded at fair value based on quoted market prices.
(2)Finished goods and other comprises finished goods inventory in the industrials segment.
NOTE 8. DISPOSITIONS
(a)Dispositions completed in the six months ended June 30, 2023
Business Services - Dealer software and technology services operations
On May 1, 2023, the partnership’s dealer software and technology services operations completed the sale of its non-core division servicing the heavy equipment sector for total consideration of approximately $490 million, resulting in a gain of $87 million recorded in the unaudited interim condensed consolidated statements of operating results, included in gain (loss) on acquisitions/dispositions, net.
Business Services - Real estate services operations
On March 31, 2023, the partnership completed the sale of its residential property management operations, resulting in a gain of $67 million recorded in the unaudited interim condensed consolidated statements of operating results, included in gain (loss) on acquisitions/dispositions, net.
Infrastructure Services - Power delivery business
During February 2023, the partnership’s nuclear technology services operations completed the sale of its power delivery business for gross proceeds of approximately $275 million, resulting in a gain of $14 million recorded in the unaudited interim condensed consolidated statements of operating results, included in gain (loss) on acquisitions/dispositions, net.
(b)Dispositions completed in the six months ended June 30, 2022
For the three and six months ended June 30, 2022, the partnership did not recognize any net gains or losses on dispositions of operations in the unaudited interim condensed consolidated statements of operating results.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2023 and December 31, 2022 and
for the three and six months ended June 30, 2023 and 2022
NOTE 9. OTHER ASSETS

(US$ MILLIONS)	June 30, 2023	December 31, 2022
Current
Work in progress (1)	$548	$469
Prepayments and other assets	1,169	1,039
Assets held for sale (2)	1,021	350
Total current	$2,738	$1,858
Non-current
Prepayments and other assets	$580	$515
Total non-current	$580	$515
____________________________________
(1)See Note 15 for additional information.
(2)Assets held for sale as at June 30, 2023 includes the North American retail gas station assets of the partnership’s road fuels operations and a majority of the assets within the partnership’s automotive aftermarket parts remanufacturing operations.
NOTE 10. PROPERTY, PLANT AND EQUIPMENT
The following table presents the change in the balance of property, plant and equipment for the six-month period ended June 30, 2023 and the twelve-month period ended December 31, 2022:

(US$ MILLIONS)	June 30, 2023	December 31, 2022
Gross carrying amount
Balance at beginning of period	$21,980	$20,342
Additions (cash and non-cash)	1,395	2,110
Dispositions	(443)	(466)
Acquisitions through business combinations (1)	255	1,241
Assets reclassified as held for sale (2)	(441)	(287)
Foreign currency translation and other	262	(960)
Balance at end of period	$23,008	$21,980
Accumulated depreciation and impairment
Balance at beginning of period	$(6,087)	$(5,017)
Depreciation/depletion/impairment expense	(932)	(1,626)
Dispositions	170	245
Assets reclassified as held for sale (2)	224	149
Foreign currency translation and other	(87)	162
Balance at end of period	$(6,712)	$(6,087)
Net book value (3)	$16,296	$15,893
____________________________________
(1)See Note 3 for additional information.
(2)See Note 9 for additional information.
(3)Includes right-of-use assets of $1,456 million as at June 30, 2023 (December 31, 2022: $1,490 million).

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2023 and December 31, 2022 and
for the three and six months ended June 30, 2023 and 2022
NOTE 11. INTANGIBLE ASSETS
The following table presents the change in the balance of intangible assets for the six-month period ended June 30, 2023 and twelve-month period ended December 31, 2022:

(US$ MILLIONS)	June 30, 2023	December 31, 2022
Gross carrying amount
Balance at beginning of period	$27,568	$17,128
Changes in accounting policy (1)	—	(225)
Additions	304	542
Acquisitions through business combinations (2)	69	10,581
Dispositions	(336)	(15)
Assets reclassified as held for sale (3)	(204)	(159)
Foreign currency translation	396	(284)
Balance at end of period	$27,797	$27,568
Accumulated amortization and impairment
Balance at beginning of period	$(3,615)	$(2,322)
Changes in accounting policy (1)	—	126
Amortization and impairment expense	(882)	(1,503)
Dispositions	79	7
Assets reclassified as held for sale (3)	85	29
Foreign currency translation	(70)	48
Balance at end of period	$(4,403)	$(3,615)
Net book value	$23,394	$23,953
____________________________________
(1)See Note 2(b) for additional information.
(2)See Note 3 for additional information.
(3)See Note 9 for additional information.
NOTE 12. GOODWILL
The following table presents the change in the balance of goodwill for the six-month period ended June 30, 2023 and the twelve-month period ended December 31, 2022:

(US$ MILLIONS)	June 30, 2023	December 31, 2022
Balance at beginning of period	$15,479	$8,585
Acquisitions through business combinations (1)	164	7,446
Impairment	—	(111)
Dispositions	(142)	(3)
Assets reclassified as held for sale (2)	(218)	(11)
Foreign currency translation	86	(427)
Balance at end of period	$15,369	$15,479
____________________________________
(1)See Note 3 for additional information.
(2)See Note 9 for additional information.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2023 and December 31, 2022 and
for the three and six months ended June 30, 2023 and 2022
NOTE 13. EQUITY ACCOUNTED INVESTMENTS
The following table presents the change in the balance of equity accounted investments for the six-month period ended June 30, 2023 and twelve-month period ended December 31, 2022:

(US$ MILLIONS)	June 30, 2023	December 31, 2022
Balance at beginning of period	$2,065	$1,480
Acquisitions through business combinations	—	461
Additions	10	134
Share of net income (loss)	53	165
Share of other comprehensive income (loss)	(1)	2
Distributions received	(89)	(167)
Foreign currency translation	12	(10)
Balance at end of period	$2,050	$2,065
NOTE 14. ACCOUNTS PAYABLE AND OTHER

(US$ MILLIONS)	June 30, 2023	December 31, 2022
Current
Accounts payable	$4,508	$4,099
Accrued and other liabilities (1) (2)	5,616	5,792
Lease liabilities	304	332
Financial liabilities (3)	290	352
Insurance liabilities	396	357
Work in progress (4)	1,312	1,175
Provisions and decommissioning liabilities	736	770
Liabilities associated with assets held for sale	474	42
Total current	$13,636	$12,919
Non-current
Accounts payable	$98	$90
Accrued and other liabilities (2)	1,589	1,623
Lease liabilities	1,227	1,274
Financial liabilities (3)	2,076	2,141
Insurance liabilities	1,518	1,545
Work in progress (4)	50	49
Provisions and decommissioning liabilities	769	789
Total non-current	$7,327	$7,511
____________________________________
(1)Includes bank overdrafts of $457 million as at June 30, 2023 (December 31, 2022: $636 million).
(2)Includes post-employment benefits of $642 million ($14 million current and $628 million non-current) as at June 30, 2023 and $642 million ($20 million current and $622 million non-current) as at December 31, 2022.
(3)Includes financial liabilities of $1,429 million ($64 million current and $1,365 million non-current) as at June 30, 2023 and $1,673 million ($74 million current and $1,599 million non-current) as at December 31, 2022 related to a failed sale and leaseback of hospitals. During the quarter, a gain of $208 million was recognized in other income (expense), net in the unaudited interim condensed statement of operating results for the three months ended June 30, 2023, from the extinguishment of a liability related to leased hospitals. During the period the company entered into a new failed sale leaseback arrangement with a different counterparty for the same hospitals.
(4)See Note 15 for additional information.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2023 and December 31, 2022 and
for the three and six months ended June 30, 2023 and 2022
NOTE 15. CONTRACTS IN PROGRESS

(US$ MILLIONS)	June 30, 2023	December 31, 2022
Contract costs incurred to date	$21,251	$21,066
Profit recognized to date (less recognized losses)	2,125	2,055
	$23,376	$23,121
Less: progress billings	(24,190)	(23,876)
Contract work in progress (liability)	$(814)	$(755)
Comprising:
Amounts due from customers – work in progress	$548	$469
Amounts due to customers – creditors	(1,362)	(1,224)
Net work in progress	$(814)	$(755)
NOTE 16. BORROWINGS
(a)Corporate borrowings
The partnership has bilateral credit facilities backed by large global banks. The credit facilities are available in Euros, British pounds, Australian dollars, U.S. dollars and Canadian dollars. Advances under the credit facilities bear interest at the specified SOFR, SONIA, EURIBOR, CDOR, BBSY or bankers’ acceptance rate plus 2.50%, or the specified base rate or prime rate plus 1.50%. The credit facilities require the partnership to maintain a minimum tangible net worth and deconsolidated debt to capitalization ratio at the corporate level. The total capacity on the bilateral credit facilities is $2,300 million with a maturity date of June 29, 2027. The balance drawn on the bilateral credit facility as at June 30, 2023 was $1,990 million (December 31, 2022: $2,100 million).
The partnership had $1 billion available on its revolving credit facility with Brookfield (the “Brookfield Credit Agreement”) as at June 30, 2023. The credit facility is guaranteed by the partnership, the Holding LP and certain of the partnership’s subsidiaries. The credit facility is available in U.S. or Canadian dollars and advances are made by way of SOFR, base rate, bankers’ acceptance rate or prime rate loans. The credit facility bears interest at the specified SOFR or bankers’ acceptance rate plus 3.45%, or the specified base rate or prime rate plus 2.45%. The credit facility requires the partnership to maintain a minimum deconsolidated net worth and contains restrictions on the ability of the borrowers and the guarantors to, among other things, incur certain liens or enter into speculative hedging arrangements. Net proceeds above a specified threshold that are received by the borrowers from asset dispositions, debt incurrences or equity issuances by the borrowers or their subsidiaries must be used to pay down the credit facility (which can then be redrawn to fund future investments). The maturity date of the credit facility is April 27, 2028, after which the credit facility will automatically renew for one-year periods until terminated by Brookfield. The total available amount on the credit facility will decrease to $500 million on April 27, 2024. As at June 30, 2023, the credit facility remained undrawn.
The partnership is currently in compliance with covenant requirements of its corporate borrowings and continues to monitor performance against such covenant requirements.
As at June 30, 2023, there were no funds on deposit from Brookfield (December 31, 2022: $nil). Refer to Note 17 for further details on the Deposit Agreements (defined herein) with Brookfield.
(b)Non-recourse subsidiary borrowings of the partnership
Current and non-current non-recourse subsidiary borrowings of the partnership as at June 30, 2023, net of deferred financing costs, premiums and discounts, were $2,990 million and $41,918 million, respectively (December 31, 2022: $3,758 million and $40,835 million, respectively). Non-recourse borrowings in subsidiaries of the partnership include borrowings made under subscription facilities of Brookfield-sponsored private equity funds.
Some of the partnership’s businesses have credit facilities in which they borrow and repay on a short-term basis. This movement has been shown on a net basis in the partnership’s unaudited interim condensed consolidated statements of cash flow.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2023 and December 31, 2022 and
for the three and six months ended June 30, 2023 and 2022
The partnership has financing arrangements within its operating businesses that trade in public markets or are held at major financial institutions. The financing arrangements are primarily composed of term loans, credit facilities and notes and debentures which are subject to fixed or floating interest rates. Most of these borrowings are not subject to financial maintenance covenants, however, some are subject to fixed charge coverage, leverage ratios and minimum equity or liquidity covenants.
The partnership principally finances assets at the subsidiary level with debt that is non-recourse to both the partnership and to its other subsidiaries and is generally secured against assets within the respective subsidiaries. Moreover, debt instruments at the partnership’s subsidiaries do not cross-accelerate or cross-default to debt at other subsidiaries. All of the partnership’s subsidiaries are currently in compliance with all material covenant requirements and the partnership continues to work with its businesses to monitor performance against such covenant requirements.
In 2022, the partnership’s offshore oil services operations voluntarily entered Chapter 11 reorganization proceedings with the objective of executing a comprehensive financial restructuring to reduce debt and strengthen its financial position. Subsequently, on January 6, 2023, the partnership’s offshore oil services operations emerged from the Chapter 11 restructuring process with a significantly deleveraged balance sheet. The restructuring reprofiled the company’s bank loan facilities to better align cash flow with debt service obligations. Following the restructuring, the partnership’s economic interest was approximately 53%.
NOTE 17. RELATED PARTY TRANSACTIONS
In the normal course of operations, the partnership entered into the transactions below with related parties. These transactions have been measured at fair value and are recognized in the unaudited interim condensed consolidated financial statements.
(a)Transactions with Brookfield
The partnership is a party to the Brookfield Credit Agreement, which permits borrowings of up to $1 billion. As at June 30, 2023, $nil was drawn on the credit facilities under the Brookfield Credit Agreement (December 31, 2022: $nil).
From time to time, each of Brookfield and the partnership may place funds on deposit with the other, on terms approved by the independent directors of the General Partner, pursuant to deposit agreements entered into between Brookfield and the partnership (the “Deposit Agreements”). Interest earned or incurred on such deposits is at market terms. As at June 30, 2023, the amount of the deposit from Brookfield was $nil (December 31, 2022: $nil). For the three and six months ended June 30, 2023, the partnership recorded interest expense of $nil on these deposits (June 30, 2022: interest expense of $nil).
Pursuant to the Master Services Agreement, the Holding LP pays Brookfield a quarterly base management fee, which is reflected within general and administrative expenses. For purposes of calculating the base management fee, the total capitalization of the partnership is equal to the quarterly volume-weighted average trading price of an LP Unit on the principal stock exchange for the LP Units (based on trading volumes) multiplied by the number of LP Units outstanding at the end of the quarter (assuming full conversion of the Redemption-Exchange Units into LP Units of Brookfield Business Partners L.P.), plus the value of securities of the other service recipients (including the BBUC exchangeable shares) that are not held by the partnership, plus all outstanding debt with recourse to a service recipient, less all cash held by such entities. The base management fee for the three and six months ended June 30, 2023 was $23 million and $46 million, respectively (June 30, 2022: $23 million and $47 million, respectively).
In its capacity as the holder of the Special LP Units, Brookfield is entitled to incentive distribution rights. The incentive distribution for the three and six months ended June 30, 2023 was $nil and $nil (June 30, 2022: $nil and $nil).
An integral part of the partnership’s strategy is to participate with institutional investors in Brookfield-sponsored private equity funds that target acquisitions that suit the partnership’s investment profile. In the normal course of business, the partnership and institutional investors have made commitments to Brookfield-sponsored private equity funds, and in connection therewith, the partnership, together with institutional investors, has access to short-term financing using the private equity funds’ credit facilities to facilitate investments that Brookfield has determined to be in the partnership’s best interests.
In addition, at the time of spin-off of the partnership from Brookfield in 2016, the partnership entered into indemnity agreements with Brookfield that relate to certain contracts that were in place prior to the spin-off. Under these indemnity agreements, Brookfield has agreed to indemnify the partnership for the receipt of payments relating to such contracts.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2023 and December 31, 2022 and
for the three and six months ended June 30, 2023 and 2022
As at June 30, 2023, the partnership had a loan payable of $85 million to Brookfield included in accounts payable and other, and loan receivable from Brookfield of approximately $79 million included in accounts and other receivable, net. The loan payable is non-interest bearing and payable on demand, and the loan receivable accrues interest at the partnership’s cost of capital and is due on demand.
(b)Other
Inclusive of those described above, the following table summarizes the transactions the partnership has entered into with related parties for the three and six-month periods ended June 30, 2023 and 2022:

	Three Months Ended June 30,		Six Months Ended June 30,
(US$ MILLIONS)	2023	2022	2023	2022
Transactions during the period
Business services revenues (1)	$15	$62	$73	$141
Interest income	3	—	11	—
____________________________________
(1) Within the business services segment, the partnership provides construction services and fuel products to affiliates of Brookfield.
Inclusive of those described above, the following table summarizes balances with related parties as at June 30, 2023 and December 31, 2022:

(US$ MILLIONS)	June 30, 2023	December 31, 2022
Balances at end of period
Financial assets	$222	$118
Accounts and other receivable, net	267	579
Accounts payable and other (1)	514	603
Non-recourse borrowings in subsidiaries of the partnership	176	55
____________________________________
(1)Includes $300 million related to a tax receivable agreement payable to related parties by the partnership’s advanced energy storage operations (December 31, 2022: $315 million).
NOTE 18. DERIVATIVE FINANCIAL INSTRUMENTS
The partnership’s activities expose it to a variety of financial risks, including market risk (currency risk, interest rate risk, commodity risk and other price risks), credit risk and liquidity risk. The partnership selectively uses derivative financial instruments principally to manage these risks.
The aggregate fair values of the partnership’s derivative financial instrument positions as at June 30, 2023 and December 31, 2022 were as follows:

	June 30, 2023		December 31, 2022
(US$ MILLIONS)	Financial Assets	Financial Liabilities	Financial Assets	Financial Liabilities
Foreign exchange contracts	$134	$(340)	$121	$(205)
Cross currency swaps	13	(67)	35	(41)
Interest rate derivatives	583	(163)	449	(135)
Equity derivatives	—	(12)	—	(17)
Commodities contracts	29	(30)	35	(71)
Total	$759	$(612)	$640	$(469)
Total current	$153	$(155)	$133	$(187)
Total non-current	$606	$(457)	$507	$(282)

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2023 and December 31, 2022 and
for the three and six months ended June 30, 2023 and 2022
NOTE 19. EQUITY
The partnership’s consolidated equity interests include LP Units held by the public and Brookfield, GP Units held by Brookfield, Redemption-Exchange Units held by Brookfield, Special LP Units held by Brookfield and BBUC exchangeable shares held by the public and Brookfield, collectively, “Units” or “Unitholders” as described in Note 1, and $1,490 million of preferred securities held by Brookfield. As at June 30, 2023, Brookfield owned approximately 65.4% of the partnership on a fully exchanged basis.
For the three and six-month periods ended June 30, 2023, the partnership made distributions on the LP Units, GP Units, Redemption-Exchange Units and BBUC exchangeable shares of $13 million and $27 million, respectively or $0.0625 per Unit (June 30, 2022: $14 million and $23 million, respectively, or $0.0625 per Unit). For the three and six months ended June 30, 2023, the partnership made distributions to others who have interests in the operating subsidiaries of $968 million and $1,219 million, respectively (June 30, 2022: $869 million and $1,451 million, respectively), primarily from a redemption of non-controlling interests using cash proceeds from the sale of a non-core division of the partnership’s dealer software and technology services operations servicing the heavy equipment sector, combined with distributions of proceeds from the syndication to institutional partners of the partnership’s investment in dealer software and technology services operations.
(a)GP Units and LP Units
LP Units entitle the holder to their proportionate share of distributions. GP Units entitle the holder the right to govern the financial and operating policies of Brookfield Business Partners L.P. The GP Units are not quantitatively material to the financial statements and therefore have not been separately presented on the unaudited interim condensed consolidated statements of financial position.
The following table provides a continuity of GP Units and LP Units outstanding for the six-month period ended June 30, 2023:

UNITS	GP Units	LP Units	Total
Authorized and issued
Opening balance	4	74,612,503	74,612,507
Conversion from BBUC exchangeable shares	—	622	622
Issued as at June 30, 2023	4	74,613,125	74,613,129
The weighted average number of LP Units outstanding for the three and six months ended June 30, 2023 was 74.6 million and 74.6 million, respectively (June 30, 2022: 75.3 million and 76.0 million, respectively).
During the six months ended June 30, 2023, the partnership did not repurchase any of its LP Units (June 30, 2022: 2,525,490 LP Units).
Net income (loss) attributable to limited partnership unitholders for the three and six months ended June 30, 2023 was $(16) million and $9 million, respectively (June 30, 2022: net income of $47 million and $55 million, respectively).
(b)Redemption-Exchange Units held by Brookfield

UNITS	Redemption-Exchange Units
Authorized and issued
Opening balance	69,705,497
Issued as at June 30, 2023	69,705,497
As at June 30, 2023, the Holding LP had issued 69.7 million Redemption-Exchange Units to Brookfield (June 30, 2022: 69.7 million). Both the LP Units and GP Units issued by Brookfield Business Partners L.P. and the Redemption-Exchange Units issued by the Holding LP have the same economic attributes in all respects, except as noted below.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2023 and December 31, 2022 and
for the three and six months ended June 30, 2023 and 2022
The Redemption-Exchange Units may, at the request of Brookfield, be redeemed in whole or in part, for cash in an amount equal to the market value of one of the partnership’s LP Units multiplied by the number of units to be redeemed (subject to certain customary adjustments). This right is subject to the partnership’s right, at its sole discretion, to elect to acquire any unit presented for redemption in exchange for one of the partnership’s LP Units (subject to certain customary adjustments). If the partnership elects not to exchange the Redemption-Exchange Units for LP Units, the Redemption-Exchange Units are required to be redeemed for cash. The Redemption-Exchange Units are presented as non-controlling interests since they relate to equity in a subsidiary that is not attributable, directly or indirectly, to Brookfield Business Partners L.P. Since this redemption right is subject to the partnership’s right, at its sole discretion, to satisfy the redemption request with LP Units of Brookfield Business Partners L.P. on a one-for-one basis, the Redemption-Exchange Units are classified as equity in accordance with IAS 32, Financial instruments: presentation (“IAS 32”).
(c)BBUC exchangeable shares
The table below provides a continuity of BBUC exchangeable shares outstanding for the six-month period ended June 30, 2023:

SHARES	BBUC exchangeable shares
Balance as at January 1, 2023	72,955,585
Converted to LP Units	(622)
Issued as at June 30, 2023	72,954,963
On March 15, 2022, the partnership completed a special distribution whereby Unitholders as of the Record Date received one BBUC exchangeable share, for every two Units held. The special distribution resulted in the issuance of 73 million BBUC exchangeable shares to public unitholders and Brookfield. Both the LP Units and GP Units issued by the partnership and the BBUC exchangeable shares issued by BBUC have the same economic attributes in all respects, except as noted below.
Each BBUC exchangeable share is exchangeable at the option of the holder for one LP Unit (subject to adjustment to reflect certain capital events) or for cash in an amount equal to the market value of one of the partnership’s LP Units. The partnership may elect to satisfy the exchange obligation by acquiring such tendered BBUC exchangeable shares for an equivalent number of LP Units or its cash equivalent. The partnership intends to satisfy any exchange requests on the BBUC exchangeable shares through the delivery of LP Units rather than cash. The BBUC exchangeable shares are presented as non-controlling interests since they relate to equity in a subsidiary that is not attributable, directly or indirectly, to Brookfield Business Partners L.P. Since this exchange right is subject to the partnership’s right, at its sole discretion, to satisfy the exchange request with LP Units of Brookfield Business Partners L.P. on a one-for-one basis, the BBUC exchangeable shares are classified as equity in accordance with IAS 32.
During the six months ended June 30, 2023, 622 BBUC exchangeable shares were exchanged into LP Units (June 30, 2022: 50,825).
(d)Special limited partner units held by Brookfield

UNITS	Special limited partner units held by Brookfield
Authorized and issued
Opening balance	4
Issued as at June 30, 2023	4
In its capacity as the holder of the Special LP Units, the special limited partner is entitled to incentive distributions which are calculated as 20% of the increase in the market value of the LP Units over an initial threshold based on the volume-weighted average price of the LP Units, subject to a high-water mark.
During the six months ended June 30, 2023, the volume-weighted average price was $18.08 per LP Unit, which was below the current incentive distribution threshold of $31.53 per LP Unit, resulting in no incentive distribution declared during the period (June 30, 2022: $nil).

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2023 and December 31, 2022 and
for the three and six months ended June 30, 2023 and 2022
(e)Preferred securities held by Brookfield

($US MILLIONS)	Preferred securities held by Brookfield
Opening balance	$1,490
Balance as at June 30, 2023	$1,490
Brookfield has subscribed for an aggregate of $15 million of preferred shares of three subsidiaries of the partnership. The preferred shares are entitled to receive a cumulative preferential cash dividend equal to 5% of their redemption value per annum as and when declared by the board of directors of the applicable entity and are redeemable at the option of the applicable entity at any time after the twentieth anniversary of their issuance. The partnership is not obligated to redeem the preferred shares and accordingly, the preferred shares have been determined to be equity of the applicable entities and are reflected as a component of non-controlling interests in the unaudited interim condensed consolidated statements of financial position.
The partnership has an additional commitment agreement with Brookfield, whereby Brookfield agreed to subscribe for up to $1.5 billion of preferred equity securities of subsidiaries of the partnership. The preferred securities bear fixed preferential cumulative dividends or distributions at 6% per annum and are redeemable at the option of Brookfield to the extent the partnership completes asset sales, financings or equity issuances. These preferred securities are presented as equity instruments in accordance with IAS 32, and accordingly, the partnership has classified them as a component of non-controlling interests in the unaudited interim condensed consolidated statements of financial position and changes in equity. As of June 30, 2023, Brookfield has subscribed for an aggregate of $1,475 million of perpetual preferred securities.
NOTE 20. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Attributable to Limited Partners
The following tables present the changes in accumulated other comprehensive income (loss) reserves attributable to limited partners for the six months ended June 30, 2023 and 2022:

(US$ MILLIONS)	Foreign currency translation	FVOCI	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2023	$(247)	$(8)	$112	$(143)
Other comprehensive income (loss)	28	13	(19)	22
Ownership changes	—	—	—	—
Balance as at June 30, 2023	$(219)	$5	$93	$(121)
____________________________________
(1)Represents net investment hedges, cash flow hedges, insurance finance and other reserves.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2023 and December 31, 2022 and
for the three and six months ended June 30, 2023 and 2022

(US$ MILLIONS)	Foreign currency translation	FVOCI	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2022	$(252)	$76	$23	$(153)
Adoption of new accounting standards (2)	—	—	1	1
As adjusted opening balance January 1, 2022	(252)	76	24	(152)
Other comprehensive income (loss)	(33)	(73)	42	(64)
Ownership changes	3	—	1	4
Issuance of BBUC exchangeable shares (3)	$67	$(15)	$(5)	$47
Balance as at June 30, 2022	$(215)	$(12)	$62	$(165)
____________________________________
(1)Represents net investment hedges, cash flow hedges, insurance finance and other reserves.
(2)Refer to Note 2(b) for further details.
(3)In connection with the special distribution of BBUC, $47 million of accumulated other comprehensive income (loss) was reallocated to BBUC exchangeable shares. Refer to Note 1 for further details.
NOTE 21. DIRECT OPERATING COSTS
The partnership has no key employees or directors and does not remunerate key management personnel. Details of the allocation of costs incurred by Brookfield on behalf of the partnership are disclosed in Note 17. Key decision makers of the partnership are all employees of Brookfield or its subsidiaries, which provide management services under a master services agreement with Brookfield (the “Master Services Agreement”).
Direct operating costs are costs incurred to earn revenues and include all attributable expenses. The following table presents direct operating costs by nature for the three and six months ended June 30, 2023 and 2022.

	Three Months Ended June 30,		Six Months Ended June 30,
(US$ MILLIONS)	2023	2022	2023	2022
Inventory costs	$8,030	$9,838	$16,421	$18,591
Subcontractor and consultant costs	765	812	1,465	1,553
Concession construction materials and labor costs	85	81	160	160
Depreciation and amortization expense	907	776	1,807	1,470
Compensation	1,591	1,281	3,109	2,480
Other direct costs	952	890	1,834	2,015
Total	$12,330	$13,678	$24,796	$26,269
Other direct costs include freight, cost of construction expensed and expected credit loss provisions on financial assets.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2023 and December 31, 2022 and
for the three and six months ended June 30, 2023 and 2022
NOTE 22. REVENUES
(a)Revenues by type
The tables below summarize the partnership’s segment revenues by type of revenue for the three and six months ended June 30, 2023:

	Three Months Ended June 30, 2023
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
Revenues by type
Revenues from contracts with customers	$7,514	$1,640	$3,620	$12,774
Other revenues	360	366	6	732
Total revenues	$7,874	$2,006	$3,626	$13,506

	Six Months Ended June 30, 2023
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
Revenues by type
Revenues from contracts with customers	$15,116	$3,302	$7,423	$25,841
Other revenues	696	715	12	1,423
Total revenues	$15,812	$4,017	$7,435	$27,264
The tables below summarize the partnership’s segment revenues by type of revenue for the three and six months ended June 30, 2022:

	Three Months Ended June 30, 2022
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
Revenues by type
Revenues from contracts with customers	$8,839	$1,444	$3,675	$13,958
Other revenues	287	358	4	649
Total revenues	$9,126	$1,802	$3,679	$14,607

	Six Months Ended June 30, 2022
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
Revenues by type
Revenues from contracts with customers	$16,807	$2,608	$7,341	$26,756
Other revenues	548	722	8	1,278
Total revenues	$17,355	$3,330	$7,349	$28,034

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2023 and December 31, 2022 and
for the three and six months ended June 30, 2023 and 2022
(b)Timing of recognition of revenues from contracts with customers
The tables below summarize the partnership’s segment revenues by timing of revenue recognition for the total revenues from contracts with customers for the three and six months ended June 30, 2023:

	Three Months Ended June 30, 2023
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
Timing of revenue recognition
Goods and services provided at a point in time	$6,116	$476	$3,517	$10,109
Services transferred over a period of time	1,398	1,164	103	2,665
Total revenues from contracts with customers	$7,514	$1,640	$3,620	$12,774

	Six Months Ended June 30, 2023
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
Timing of revenue recognition
Goods and services provided at a point in time	$12,351	$1,050	$7,228	$20,629
Services transferred over a period of time	2,765	2,252	195	5,212
Total revenues from contracts with customers	$15,116	$3,302	$7,423	$25,841
The tables below summarize the partnership’s segment revenues by timing of revenue recognition for the total revenues from contracts with customers for the three and six months ended June 30, 2022:

	Three Months Ended June 30, 2022
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
Timing of revenue recognition
Goods and services provided at a point in time	$7,906	$493	$3,576	$11,975
Services transferred over a period of time	933	951	99	1,983
Total revenues from contracts with customers	$8,839	$1,444	$3,675	$13,958

	Six Months Ended June 30, 2022
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
Timing of revenue recognition
Goods and services provided at a point in time	$14,963	$917	$7,146	$23,026
Services transferred over a period of time	1,844	1,691	195	3,730
Total revenues from contracts with customers	$16,807	$2,608	$7,341	$26,756

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2023 and December 31, 2022 and
for the three and six months ended June 30, 2023 and 2022
(c)Revenues by geography
The tables below summarize the partnership’s segment revenues by geography for the three and six months ended June 30, 2023:

	Three Months Ended June 30, 2023
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
United Kingdom	$4,453	$162	$81	$4,696
United States of America	515	850	1,526	2,891
Europe	477	438	824	1,739
Australia	993	48	34	1,075
Canada	643	43	146	832
Brazil	201	23	384	608
Mexico	—	—	287	287
Other	232	76	338	646
Total revenues from contracts with customers	$7,514	$1,640	$3,620	$12,774
Other revenues	360	366	6	732
Total revenues	$7,874	$2,006	$3,626	$13,506

	Six Months Ended June 30, 2023
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
United Kingdom	$8,828	$299	$170	$9,297
United States of America	1,076	1,731	3,121	5,928
Europe	1,098	857	1,715	3,670
Australia	1,996	100	66	2,162
Canada	1,254	78	304	1,636
Brazil	376	52	796	1,224
Mexico	—	—	544	544
Other	488	185	707	1,380
Total revenues from contracts with customers	$15,116	$3,302	$7,423	$25,841
Other revenues	696	715	12	1,423
Total revenues	$15,812	$4,017	$7,435	$27,264

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2023 and December 31, 2022 and
for the three and six months ended June 30, 2023 and 2022
The tables below summarize the partnership’s segment revenues by geography for the three and six months ended June 30, 2022:

	Three Months Ended June 30, 2022
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
United Kingdom	$5,833	$118	$80	$6,031
United States of America	89	556	1,539	2,184
Europe	656	452	774	1,882
Australia	1,111	65	43	1,219
Canada	938	51	172	1,161
Brazil	32	33	511	576
Mexico	—	—	226	226
Other	180	169	330	679
Total revenues from contracts with customers	$8,839	$1,444	$3,675	$13,958
Other revenues	287	358	4	649
Total revenues	$9,126	$1,802	$3,679	$14,607

	Six Months Ended June 30, 2022
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
United Kingdom	$10,866	$213	$156	$11,235
United States of America	193	1,001	3,048	4,242
Europe	1,481	878	1,610	3,969
Australia	2,157	111	76	2,344
Canada	1,637	74	348	2,059
Brazil	63	60	974	1,097
Mexico	—	—	435	435
Other	410	271	694	1,375
Total revenues from contracts with customers	$16,807	$2,608	$7,341	$26,756
Other revenues	548	722	8	1,278
Total revenues	$17,355	$3,330	$7,349	$28,034

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2023 and December 31, 2022 and
for the three and six months ended June 30, 2023 and 2022
NOTE 23. SEGMENT INFORMATION
The partnership’s operations are organized into four operating segments which are regularly reviewed by the Chief Operating Decision Maker (“CODM”) for the purpose of allocating resources to the segment and to assess its performance. The CODM uses adjusted earnings from operations (“Adjusted EFO”) to assess performance and make resource allocation decisions. Adjusted EFO allows the CODM to evaluate the partnership’s segments on the basis of return on invested capital generated by its operations and to evaluate the performance of its segments on a levered basis. Adjusted EFO is calculated as net income and equity accounted income at the partnership’s economic ownership interest in consolidated subsidiaries and equity accounted investments, respectively, excluding the impact of depreciation and amortization expense, deferred income taxes, transaction costs, restructuring charges, unrealized revaluation gains or losses, impairment expenses or reversals and other income or expense items that are not directly related to revenue generating activities. The partnership’s economic ownership interest in consolidated subsidiaries excludes amounts attributable to non-controlling interests consistent with how the partnership determines net income attributable to non-controlling interests in its unaudited interim condensed consolidated statements of operating results. In order to provide additional insight regarding the partnership’s operating performance over the lifecycle of an investment, Adjusted EFO includes the impact of preferred equity distributions and realized disposition gains or losses recorded in net income, other comprehensive income, or directly in equity, such as ownership changes. Adjusted EFO does not include legal and other provisions that may occur from time to time in the partnership’s operations and that are one-time or non-recurring and not directly tied to the partnership’s operations, such as those for litigation or contingencies. Adjusted EFO includes expected credit losses and bad debt allowances recorded in the normal course of the partnership’s operations.
Other income (expense), net in the partnership’s unaudited interim condensed consolidated statements of operating results includes amounts that are not related to revenue generating activities, and are not normal, recurring operating income and expenses necessary for business operations. These include revaluation gains and losses, transaction costs, restructuring charges, stand-up costs and business separation expenses, gains or losses on debt extinguishments or modifications, gains or losses on dispositions of property, plant and equipment, non-recurring and one-time provisions that may occur from time to time at one of the partnership’s operations that are not reflective of normal operations, and other items. Other income (expense), net included within Adjusted EFO in the tables below corresponds to items of other income (expense), net at the partnership’s economic ownership interest that are considered by the partnership when evaluating operating performance and returns on invested capital generated by its businesses and may include realized revaluation gains and losses, realized gains or losses on the disposition of property, plant and equipment, and other items. Refer to the footnotes to the tables below for additional details on items included therein.
Gain (loss) on acquisitions/dispositions, net in Adjusted EFO reflects the partnership’s economic ownership interest in the gains or losses on acquisitions/dispositions recognized during the period in unaudited interim condensed consolidated statements of operating results that are considered by the partnership when evaluating the performance and returns on invested capital generated by its businesses.
Gain (loss) on acquisitions/dispositions, net recorded in equity in Adjusted EFO corresponds to the partnership’s economic ownership interest in gains and losses recorded in the unaudited interim condensed consolidated statements of changes in equity that have been realized through a completed disposition, including material realized disposition gains or losses that may be recorded in equity on the partial disposition of a subsidiary where the partnership retains control and through the sale of an investment in securities accounted for as financial assets measured at fair value with changes in fair value recorded in other comprehensive income.
The following tables provide each segment’s results at the partnership’s economic ownership interest, in the format that the CODM organizes reporting segments to make resource allocation decisions and assess performance. Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. The tables below reconcile the partnership’s economic ownership interest in its consolidated results to the partnership’s unaudited interim condensed consolidated statements of operating results.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2023 and December 31, 2022 and
for the three and six months ended June 30, 2023 and 2022

	Three Months Ended June 30, 2023
	Total attributable to Unitholders					Attributable to non-controlling interests	As per IFRS Financials
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total (1)
Revenues	$2,255	$789	$1,084	$—	$4,128	$9,378	$13,506
Direct operating costs (2)	(2,004)	(574)	(868)	(3)	(3,449)	(7,974)	(11,423)
General and administrative expenses	(43)	(43)	(36)	(26)	(148)	(250)	(398)
Gain (loss) on acquisitions / dispositions, net (3)	22	—	—	—	22	65	87
Gain (loss) on acquisitions / dispositions, net recorded in equity (4)	8	—	—	—	8	23	31
Other income (expense), net (5)	—	6	1	—	7	9	16
Interest income (expense), net	(79)	(109)	(104)	(34)	(326)	(606)	(932)
Current income tax (expense) recovery	(51)	(6)	(24)	—	(81)	(186)	(267)
Preferred equity distributions	—	—	—	(22)	(22)	22	—
Equity accounted Adjusted EFO (6)	11	25	10	—	46	29	75
Adjusted EFO	119	88	63	(85)	185
Depreciation and amortization expense (2)(7)					(294)	(613)	(907)
Impairment reversal (expense), net					(3)	(4)	(7)
Gain (loss) on acquisitions / dispositions, net recorded in equity (4)					(8)	(23)	(31)
Other income (expense), net (5)					16	106	122
Deferred income tax (expense) recovery					90	126	216
Non-cash items attributable to equity accounted investments(6)					(34)	(13)	(47)
Net income (loss)					$(48)	$89	$41
(1)Adjusted EFO and net income (loss) attributable to Unitholders include Adjusted EFO and net income (loss) attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders, special limited partnership unitholders and BBUC exchangeable shareholders.
(2)The sum of these amounts equates to direct operating costs of $12,330 million as per the unaudited interim condensed consolidated statements of operating results.
(3)Gain (loss) on acquisitions/dispositions, net recorded in Adjusted EFO of $22 million represents the partnership’s economic ownership interest of gains on dispositions related to the partnership’s dealer software and technology services operations’ sale of a non-core division servicing the heavy equipment sector.
(4)Gain (loss) on acquisitions/dispositions, net recorded in equity in Adjusted EFO of $8 million represents the partnership's economic ownership interest of realized gains related to secured debentures.
(5)The sum of these amounts equates to other income (expense), net of $138 million as per the unaudited interim condensed consolidated statements of operating results. Other income (expense), net at the partnership’s economic ownership interest that is excluded from Adjusted EFO of $16 million includes, $44 million of net gains on debt modification and extinguishment, $20 million of business separation expenses, stand-up costs and restructuring charges, $17 million of transaction costs, $19 million of net revaluation gains and $10 million of other expense.
(6)The sum of these amounts equates to equity accounted income (loss), net of $28 million as per the unaudited interim condensed consolidated statements of operating results.
(7)For the three months ended June 30, 2023, depreciation and amortization expense by segment is as follows: business services $252 million, infrastructure services $301 million, industrials $354 million, and corporate and other $nil.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2023 and December 31, 2022 and
for the three and six months ended June 30, 2023 and 2022

	Six Months Ended June 30, 2023
	Total attributable to Unitholders					Attributable to non-controlling interests	As per IFRS Financials
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total (1)
Revenues	$4,465	$1,601	$2,237	$—	$8,303	$18,961	$27,264
Direct operating costs (2)	(3,971)	(1,160)	(1,780)	(11)	(6,922)	(16,067)	(22,989)
General and administrative expenses	(88)	(86)	(73)	(52)	(299)	(500)	(799)
Gain (loss) on acquisitions / dispositions, net (3)	89	6	—	—	95	73	168
Gain (loss) on acquisitions / dispositions, net in equity (4)	14	—	64	—	78	147	225
Other income (expense), net (5)	—	6	2	—	8	11	19
Interest income (expense), net	(140)	(212)	(201)	(65)	(618)	(1,179)	(1,797)
Current income tax (expense) recovery	(59)	(30)	(44)	7	(126)	(267)	(393)
Distributions attributable to preferred equity in operating subsidiaries	—	—	—	(44)	(44)	44	—
Equity accounted Adjusted EFO (6)	22	49	20	—	91	65	156
Adjusted EFO	332	174	225	(165)	566
Depreciation and amortization expense (2)(7)					(586)	(1,221)	(1,807)
Impairment reversal (expense), net					(3)	(4)	(7)
Gain (loss) on acquisitions / dispositions, net in equity (4)					(78)	(147)	(225)
Other income (expense), net (5)					83	165	248
Deferred income tax (expense) recovery					115	169	284
Non-cash items attributable to equity accounted investments(6)					(71)	(32)	(103)
Net income (loss)					$26	$218	$244
(1)Adjusted EFO and net income (loss) attributable to Unitholders include Adjusted EFO, and net income (loss) attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders, special limited partnership unitholders and BBUC exchangeable shareholders.
(2)The sum of these amounts equates to direct operating costs of $24,796 million as per the unaudited interim condensed consolidated statements of operating results.
(3)Gain (loss) on acquisitions/dispositions, net recorded in Adjusted EFO of $95 million represents the partnership’s economic ownership interest of gains relating to $67 million from the disposition of the partnership’s residential property management operations, $22 million from the dispositions related to the partnership’s dealer software and technology services operations sale of a non-core division servicing the heavy equipment sector, and $6 million from the disposition of the partnership’s nuclear technology services operations’ power delivery business.
(4)Gain (loss) on acquisitions/dispositions, net recorded in equity in Adjusted EFO of $78 million represents the partnership’s economic interest of gains of $8 million related to secured debentures and $70 million related to the partnership’s economic ownership interest of gains on disposition of the partnership’s public securities.
(5)The sum of these amounts equates to other income (expense), net of $267 million as per the unaudited interim condensed consolidated statements of operating results. Other income (expense), net at the partnership’s economic ownership interest that is excluded from Adjusted EFO of $83 million includes $147 million of net gains on debt modification and extinguishment, $34 million of business separation expenses, stand-up costs and restructuring charges, $26 million of transaction costs, $18 million of net revaluation gains, and $22 million of other expense.
(6)The sum of these amounts equates to equity accounted income (loss), net of $53 million as per the unaudited interim condensed consolidated statements of operating results.
(7)For the six months ended June 30, 2023, depreciation and amortization expense by segment is as follows: business services $505 million, infrastructure services $604 million, industrials $698 million, and corporate and other $nil.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2023 and December 31, 2022 and
for the three and six months ended June 30, 2023 and 2022

	Three Months Ended June 30, 2022
	Total attributable to Unitholders					Attributable to non-controlling interests	As per IFRS Financials
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total (1)
Revenues	$2,468	$706	$1,120	$—	$4,294	$10,313	$14,607
Direct operating costs (2)	(2,296)	(507)	(906)	(6)	(3,715)	(9,187)	(12,902)
General and administrative expenses	(34)	(33)	(33)	(26)	(126)	(180)	(306)
Gain (loss) on acquisitions / dispositions, net recorded in equity (3)	19	—	—	—	19	—	19
Other income (expense), net (4)	—	9	—	—	9	14	23
Interest income (expense), net	(18)	(70)	(81)	(18)	(187)	(369)	(556)
Current income tax (expense) recovery	(14)	(6)	(17)	16	(21)	(54)	(75)
Equity accounted Adjusted EFO (5)	13	25	18	—	56	28	84
Adjusted EFO	138	124	101	(34)	329
Depreciation and amortization expense (2)(6)					(262)	(514)	(776)
Impairment expense, net					41	37	78
Gain (loss) on acquisitions / dispositions, net recorded in equity (3)					(19)	—	(19)
Other income (expense), net (4)					(87)	(154)	(241)
Deferred income tax (expense) recovery					165	222	387
Non-cash items attributable to equity accounted investments(5)					(30)	(13)	(43)
Net income (loss)					$137	$143	$280
(1)Adjusted EFO and net income (loss) attributable to Unitholders include Adjusted EFO and net income (loss) attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders, special limited partnership unitholders and BBUC exchangeable shares.
(2)The sum of these amounts equates to direct operating costs of $13,678 million as per the unaudited interim condensed consolidated statements of operating results.
(3)Gain (loss) on acquisitions/dispositions, net recorded in equity in Adjusted EFO of $19 million represents the partnership’s economic ownership interest in gains (losses) on disposition related to the sale of a financial asset measured at FVOCI.
(4)The sum of these amounts equates to other income (expense), net of $(218) million as per the unaudited interim condensed consolidated statements of operating results. Other income (expense), net at the partnership’s economic ownership interest that is excluded from Adjusted EFO of $(87) million includes $45 million of net unrealized revaluation losses, $14 million of business separation expenses, stand-up costs and restructuring charges, $19 million of transaction costs and $9 million of other expenses.
(5)The sum of these amounts equates to equity accounted income (loss), net of $41 million as per the unaudited interim condensed consolidated statements of operating results.
(6)For the three months ended June 30, 2022, depreciation and amortization expense by segment is as follows: business services $108 million, infrastructure services $340 million, industrials $328 million, and corporate and other $nil.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2023 and December 31, 2022 and
for the three and six months ended June 30, 2023 and 2022

	Six Months Ended June 30, 2022
	Total attributable to Unitholders					Attributable to non-controlling interests	As per IFRS Financials
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total (1)
Revenues	$4,742	$1,318	$2,227	$—	$8,287	$19,747	$28,034
Direct operating costs (2)	(4,455)	(908)	(1,787)	(12)	(7,162)	(17,637)	(24,799)
General and administrative expenses	(64)	(62)	(65)	(53)	(244)	(360)	(604)
Gain (loss) on acquisitions / dispositions, net recorded in equity (3)	19	—	—	—	19	—	19
Other income (expense), net (4)	1	(1)	—	—	—	(1)	(1)
Interest income (expense), net	(43)	(117)	(149)	(29)	(338)	(678)	(1,016)
Current income tax (expense) recovery	(22)	(10)	(39)	29	(42)	(112)	(154)
Equity accounted Adjusted EFO (5)	20	43	36	—	99	55	154
Adjusted EFO	198	263	223	(65)	619
Depreciation and amortization expense (2)(6)					(494)	(976)	(1,470)
Gain (loss) on acquisitions / dispositions, net recorded in equity (3)					(19)	—	(19)
Impairment reversal (expense), net					41	37	78
Other income (expense), net (4)					(115)	(201)	(316)
Deferred income tax (expense) recovery					168	259	427
Non-cash items attributable to equity accounted investments(5)					(47)	(16)	(63)
Net income (loss)					$153	$117	$270
(1)Adjusted EFO and net income (loss) attributable to Unitholders include Adjusted EFO, and net income (loss) attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders, special limited partnership unitholders and BBUC exchangeable shareholders.
(2)The sum of these amounts equates to direct operating costs of $26,269 million as per the unaudited interim condensed consolidated statements of operating results.
(3)Gain (loss) on acquisitions/dispositions, net recorded in equity in Adjusted EFO of $19 million represents the partnership’s economic interest in gains (losses) on disposition related to the sale of a financial asset measured at FVOCI.
(4)The sum of these amounts equates to other income (expense), net of $(317) million as per the unaudited interim condensed consolidated statements of operating results. Other income (expense), net at the partnership’s economic ownership interest that is excluded from Adjusted EFO of $(115) million includes $47 million of net unrealized revaluation losses, $26 million of business separation expenses, stand-up costs and restructuring charges, $28 million of transaction costs, and $14 million of other expense.
(5)The sum of these amounts equates to equity accounted income (loss), net of $91 million as per the unaudited interim condensed consolidated statements of operating results.
(6)For the six months ended June 30, 2022, depreciation and amortization expense by segment is as follows: business services $214 million, infrastructure services $591 million, industrials $665 million, and corporate and other $nil.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2023 and December 31, 2022 and
for the three and six months ended June 30, 2023 and 2022
Segment Assets
For the purpose of monitoring segment performance and allocating resources between segments, the CODM monitors assets, including investments accounted for using the equity method, attributable to each segment.
The following table presents the partnership’s assets by reportable operating segment as at June 30, 2023 and December 31, 2022:

(US$ MILLIONS)	As at June 30, 2023	As at December 31, 2022
Business services	$38,565	$37,939
Infrastructure services	23,367	22,606
Industrials	28,135	28,112
Corporate and other	247	593
Total	$90,314	$89,250
NOTE 24. SUPPLEMENTAL CASH FLOW INFORMATION

	Six Months Ended June 30,
(US$ MILLIONS)	2023	2022
Net interest paid (received)	$1,264	$647
Net income taxes paid (received)	1,192	134
Amounts paid and received for interest were reflected as operating cash flows in the unaudited interim condensed consolidated statements of cash flow.
Details of “Changes in non-cash working capital, net” on the unaudited interim condensed consolidated statements of cash flow are as follows:

	Six Months Ended June 30,
(US$ MILLIONS)	2023	2022
Accounts receivable	$(612)	$(762)
Inventory	361	(884)
Prepayments and other	(655)	(226)
Accounts payable and other	432	521
Changes in non-cash working capital, net	$(474)	$(1,351)

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2023 and December 31, 2022 and
for the three and six months ended June 30, 2023 and 2022
NOTE 25. INSURANCE CONTRACTS
The following table shows the reconciliation from the opening to the closing balances of the insurance liabilities related to the partnership’s insurance contracts from its residential mortgage insurer, analyzed by measurement components.

(US$ MILLIONS)	Estimates of present value of future cash flows	Risk adjustment	Contractual service margin	Total
Insurance liabilities, as at January 1, 2023	$352	$585	$965	$1,902
Change during period:
Changes that relate to current service:
Contractual service margin recognized for services provided	—	—	(146)	(146)
Change in risk adjustment recognized for the risk expired	—	(41)	—	(41)
Experience adjustments	(15)	—	—	(15)
Changes that relate to future service:
Contracts initially recognized in the period	(130)	48	82	—
Changes in estimates that adjust the contractual service margin	50	(120)	70	—
Changes that relate to past services:
Adjustments to liabilities for incurred claims	11	2	—	13
Insurance finance income/(expenses)	(3)	15	11	23
Foreign currency translation	9	12	22	43
	(78)	(84)	39	(123)

Cash flows:
Premiums received	194	—	—	194
Claims and other insurance service expenses paid	(31)	—	—	(31)
Insurance acquisition cash flows	(28)	—	—	(28)
Insurance liabilities, as at June 30, 2023	$409	$501	$1,004	$1,914

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2023 and December 31, 2022 and
for the three and six months ended June 30, 2023 and 2022

(US$ MILLIONS)	Estimates of present value of future cash flows	Risk adjustment	Contractual service margin	Total
Insurance liabilities, as at January 1, 2022	$415	$616	$956	$1,987
Changes during period:
Changes that relate to current service:
Contractual service margin recognized for services provided	—	—	(172)	(172)
Change in risk adjustment recognized for the risk expired	—	(46)	—	(46)
Experience adjustments	(26)	—	—	(26)
Changes that relate to future service:
Contracts initially recognized in the period	(243)	68	175	—
Changes in estimates that adjust the contractual service margin	(51)	(53)	104	—
Changes that relate to past services:
Adjustments to liabilities for incurred claims	(2)	(1)	—	(3)
Insurance finance income/(expenses)	(16)	(24)	9	(31)
Foreign currency translation	(6)	(11)	(19)	(36)
	(344)	(67)	97	(314)
Cash flows:
Premiums received	327	—	—	327
Claims and other insurance service expenses paid	(18)	—	—	(18)
Insurance acquisition cash flows	(40)	—	—	(40)
Insurance liabilities, as at June 30, 2022	$340	$549	$1,053	$1,942
NOTE 26. SUBSEQUENT EVENTS
(a)Distribution
On August 3, 2023, the Board of Directors declared a quarterly distribution in the amount of $0.0625 per LP Unit, payable on September 29, 2023 to unitholders of record as at the close of business on August 31, 2023.
(b)Sale of automotive aftermarket parts remanufacturing operation
On July 3, 2023, the partnership sold a majority of its automotive aftermarket parts remanufacturing operation and received a royalty interest on the performance of the newly merged business. Upfront cash proceeds from the sale were used to extinguish existing debt within the business. The assets and liabilities associated with the sale are classified as held for sale on the unaudited interim condensed consolidated statement of financial position as at June 30, 2023.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Introduction
This management’s discussion and analysis of financial condition and results of operations (“MD&A”) of Brookfield Business Partners L.P. and its subsidiaries (collectively, the “partnership”, or “we”, or “our”), covers the financial position of the partnership as at June 30, 2023 and December 31, 2022, and results of operations for the three and six months ended June 30, 2023 and 2022. The information in this MD&A should be read in conjunction with the interim financial statements as at June 30, 2023 and December 31, 2022 and for the three and six months ended June 30, 2023 and 2022 (the “unaudited interim condensed consolidated financial statements”). This MD&A was prepared as of August 8, 2023. Additional information relating to the partnership can be found at www.sedarplus.ca or www.sec.gov.
In addition to historical information, this MD&A contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties and actual results could differ materially from those reflected in the forward-looking statements.
Cautionary Statement Regarding Forward-Looking Statements and Information
This MD&A contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the partnership, as well as regarding recently completed and proposed acquisitions, dispositions and other transactions, and the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “views”, “potential”, “likely” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.
Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, investors and other readers should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of the partnership to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to:
•general economic conditions and risks relating to the economy, including unfavorable changes in interest rates, foreign exchange rates, inflation and volatility in the financial markets;
•global equity and capital markets and the availability of equity and debt financing and refinancing within these markets;
•strategic actions including our ability to complete dispositions and achieve the anticipated benefits therefrom, including the anticipated sale of Westinghouse Electric Company;
•the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits;
•changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates);
•the ability to appropriately manage human capital;
•the effect of applying future accounting changes;
•business competition;
•operational and reputational risks;
•technological change;
•changes in government regulation and legislation within the countries in which we operate;
1

•governmental investigations;
•litigation;
•changes in tax laws;
•ability to collect amounts owed;
•catastrophic events, such as earthquakes, hurricanes and pandemics/epidemics including COVID-19;
•the possible impact of international conflicts, wars and related developments including Russia’s invasion of Ukraine, terrorist acts and cyber terrorism; and
•other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States including in the “Risk Factors” section in our 2022 Annual Report.
Statements relating to “reserves” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described herein can be profitably produced in the future. We qualify any and all of our forward-looking statements by these cautionary factors.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements and information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.
For a more comprehensive list of risks and uncertainties, please refer to our 2022 Annual Report under the heading “Risk Factors” available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. New risk factors may arise from time to time and it is not possible to predict all of those risk factors or the extent to which any factor or combination of factors may cause actual results, performance or achievements of our partnership to be materially different from those contained in forward-looking statements or information. Given these risks and uncertainties, the reader should not place undue reliance on forward-looking statements or information as a prediction of actual results. Although the forward-looking statements and information contained in this MD&A are based upon what we believe to be reasonable assumptions, we cannot assure investors that actual results will be consistent with these forward-looking statements and information.
2

Basis of Presentation
The financial information in this MD&A is derived from the financial information included in the unaudited interim condensed consolidated financial statements of the partnership, prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”), and using the accounting policies the partnership applied in its annual consolidated financial statements as at and for the year ended December 31, 2022, except for the impact of the adoption of IFRS 17, Insurance Contracts (“IFRS 17”), the amendments to IAS 12, Income Taxes (“IAS 12”) and the amendments to IAS 1, Presentation of financial statements (“IAS 1”) described within the New Accounting Policies Adopted section of this MD&A. All defined terms are also described in the annual consolidated financial statements. The unaudited interim condensed consolidated financial statements are prepared on a going concern basis and have been presented in U.S. dollars rounded to the nearest million unless otherwise indicated. The unaudited interim condensed consolidated financial statements include the accounts of the partnership and its consolidated subsidiaries, which are the entities over which the partnership has control.
We also discuss the results of operations on a segment basis, consistent with how the Chief Operating Decision Maker (“CODM”) manages and views our business. Our operating segments are: (i) business services, (ii) infrastructure services, (iii) industrials, and (iv) corporate and other.
The partnership’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP Units”) held by the public and Brookfield, general partner units held by Brookfield (“GP Units”), redemption-exchange partnership units (“Redemption-Exchange Units”) in Brookfield Business L.P. (the “Holding LP”), a holding subsidiary of the partnership, held by Brookfield, special limited partnership units (“Special LP Units”) in the Holding LP held by Brookfield, and class A exchangeable subordinate voting shares (“BBUC exchangeable shares”) of Brookfield Business Corporation (“BBUC”), a consolidated subsidiary of the partnership, held by the public and Brookfield. Holders of the LP Units, GP Units, Redemption-Exchange Units, Special LP Units and BBUC exchangeable shares will be collectively referred to throughout as “Unitholders” unless the context indicates or requires otherwise. LP Units, GP Units, Redemption-Exchange Units, Special LP Units and BBUC exchangeable shares will be collectively referred to throughout as “Units”, or as “per Unit”, unless the context indicates or requires otherwise.
Non-IFRS measures used in this MD&A are reconciled to the most directly comparable IFRS measure. All dollar references, unless otherwise stated, are in millions of U.S. dollars. Australian dollars are identified as “A$” or “AUD”, Brazilian reais are identified as “R$” or “BRL”, British pounds are identified as “£” or “GBP”, euros are identified as “€” or “EUR”, Canadian dollars are identified as “C$” or “CAD”, and Indian rupees are identified as “INR”.
Overview of Our Business
The partnership is a Bermuda exempted limited partnership registered under the Bermuda Limited Partnership Act 1883, as amended, and the Bermuda Exempted Partnerships Act 1992, as amended.
We were established by Brookfield to be its flagship public partnership for its business services and industrials operations. Our operations are primarily located in the United States, Europe, Australia, Canada and Brazil. We are focused on owning and operating high-quality operations that benefit from a strong competitive position and provide essential products and services. We seek to build value through enhancing the cash flows of our businesses, pursuing an operations-oriented acquisition strategy and opportunistically recycling capital generated from operations and dispositions into our existing operations, new acquisitions and investments. The partnership’s goal is to generate returns to unitholders primarily through capital appreciation with a modest distribution yield.
3

Operating Segments
We have four operating segments which are organized based on how the CODM manages and views the business:
i.Our business services segment includes our residential mortgage insurer, dealer software and technology services, healthcare services, construction operations, fleet management services and car rental services, non-bank financial services, road fuels operations, payment processing services, entertainment operations and other operations.
ii.Our infrastructure services segment includes our nuclear technology services, offshore oil services, lottery services, modular building leasing services and work access services.
iii.Our industrials segment includes our advanced energy storage operations, engineered components manufacturing operations, water and wastewater operations and other operations.
iv.Our corporate and other segment includes corporate cash and liquidity management, as well as activities related to the management of the partnership’s relationship with Brookfield.
The tables below provide a breakdown of total assets of $90.3 billion as at June 30, 2023 and revenues of $27.3 billion for the six months ended June 30, 2023 by operating segment and region.

Segments	Assets	Revenues
	As at	For the Six Months Ended
(US$ MILLIONS)	June 30, 2023	June 30, 2023
Business services	$38,565	$15,812
Infrastructure services	23,367	4,017
Industrials	28,135	7,435
Corporate and other	247	—
Total	$90,314	$27,264

Regions	Assets	Revenues
	As at	For the Six Months Ended
(US$ MILLIONS)	June 30, 2023	June 30, 2023
United Kingdom	$5,883	$9,402
United States of America	29,531	5,939
Europe	15,602	4,128
Australia	12,639	2,400
Canada	9,014	2,007
Brazil	8,977	1,384
Mexico	3,193	545
Other	5,475	1,459
Total	$90,314	$27,264
Business services
Our business services segment includes our (i) residential mortgage insurer, (ii) dealer software and technology services (iii) healthcare services, (iv) construction operations, (v) fleet management services and car rental services, (vi) non-bank financial services, (vii) road fuels operations, (viii) payment processing services, (ix) entertainment operations and (x) other operations.
4

Residential mortgage insurer
Our residential mortgage insurer is the largest private sector residential mortgage insurer in Canada, providing mortgage default insurance to Canadian residential mortgage lenders. Regulations in Canada require lenders to purchase mortgage insurance in respect of a residential mortgage loan whenever the loan-to-value ratio exceeds 80%. Our residential mortgage insurer plays a significant role in increasing access to homeownership for Canadian residents, particularly for first-time homebuyers.
Our residential mortgage insurer has built a broad underwriting and distribution platform across Canada that provides customer-focused products and support services to the vast majority of Canada’s residential mortgage lenders and originators. We underwrite mortgage insurance for residential properties in all provinces and territories of Canada.
The revenues of our residential mortgage insurer consist primarily of: (i) insurance revenues earned on mortgage insurance contracts and (ii) net investment income and gains/losses on the investment portfolio within the business.
Dealer software and technology services
Our dealer software and technology services operations is a leading provider of cloud-based software to dealerships and Original Equipment Manufacturers (“OEMs”) across automotive and related industries. The company’s cloud-based software as a service (“SaaS”) platform enables dealerships to manage their end-to-end business operations including the acquisition, sale, financing, insuring, repair, and maintenance of vehicles. By automating and streamlining critical workflows, the integrated platform of modern solutions enables dealers to sell and service more vehicles by creating simple and convenient experiences for customers and improves their financial and operational performance.
The revenues at our dealer software and technology services operations are generated by providing a broad suite of subscription-based software and technology solutions for automotive retailers. We are focused on the use of SaaS and mobile-centric solutions that are highly functional, flexible and fast. Our flagship Dealer Management System (“DMS”) software solutions are hosted enterprise resource planning applications tailored to the unique requirements of the retail automotive industry. Our DMS products facilitate the sale of new and used vehicles, consumer financing, repair and maintenance services, and vehicle and parts inventory management. These solutions enable company-wide accounting, financial reporting, cash flow management, and payroll services. Our DMS software is typically integrated with OEM data processing systems that enable automotive retailers to order vehicles and parts, receive vehicle records, process warranties, and check recall campaigns and service bulletins while helping them to fulfill their franchisee responsibilities to their OEM franchisors.
During May 2023, our dealer software and technology services operations closed the sale of a non-core division servicing the heavy equipment sector for total consideration of approximately $490 million, resulting in a gain of $87 million.
Healthcare services
Our healthcare services operations is a leading private hospital operator and provider of essential social infrastructure to the Australian healthcare system. We operate 38 hospitals, providing doctors and patients with access to operating theaters, nursing staff, accommodations, and other critical care and consumables primarily in support of elective surgery activity.
The majority of our healthcare services operations’ revenues are generated from private health insurance funds and government-related bodies under Hospital Purchaser-Provider Agreements. These revenues are generally based on a pricing schedule set out in the agreements and are either on a case payment or per diem basis, depending on the type of service provided.
Construction services
Our construction operations is a global contractor with a focus on high-quality construction, primarily on large-scale and complex landmark buildings and social infrastructure. Construction projects are generally delivered through contracts for the design and construction, including procurement for a defined price and program. The business also engages in a small number of construction management contracts on a reduced risk model. Most construction activity is typically subcontracted to reputable specialists whose obligations generally align with those contained within the main construction contract. Our construction operations operates primarily in Australia and the U.K. across a broad range of sectors, including office, residential, hospitality and leisure, social infrastructure, retail and mixed-use properties.
5

We recognize revenues when it is highly probable that economic benefits will flow to the business, and when it can be reliably measured and collection is assured. Revenues are recognized over time as performance obligations are satisfied, by reference to the stage of completion of the contract activity at the reporting date, measured as the proportion of contract costs incurred for work performed to date relative to the estimated total contract costs. A large portion of construction revenues and costs are earned and incurred in Australia and the U.K. and may be impacted by fluctuations in the Australian dollar and British pound. A significant portion of our revenues are generated from large projects, and the results from our construction operations can fluctuate quarterly and annually, depending on the level of work during a period. Our business is impacted by the general economic conditions and economic growth of the particular region in which we provide construction services.
Fleet management and car rental services
Our fleet management and car rental services operations is one of the leading providers of heavy equipment and light vehicle leasing and car rental services in Brazil. Our fleet management services lease a variety of assets to corporate clients under medium-term contracts linked to inflation, including a fleet of trucks, trailers, tractors, harvesters and light vehicles, in addition to related services. Our car rental services operations benefits from its nationwide presence with access to a wide network of accredited maintenance shops, longstanding relationships with OEMs and a reputation for value-added services. Our combined fleet management and car rental services operations maintains a fleet of more than 107,000 vehicles and have been able to sustain high contract renewal rates with high-quality clients as well as diversify into new asset and industry classes.
Non-bank financial services
Our non-bank financial services operations in India is a financing company primarily focused on commercial vehicle lending and affordable housing. We cater to over 98,000 customers and help them buy their first home, secure commercial vehicle financing or provide access to financing for small and medium-sized enterprises to support India’s entrepreneurs. With a pan-India distribution network of more than 450 branches, our non-bank financial services operations is well established to cater to the growing credit demand in the country.
Our Australian residential mortgage lender is a leading mortgage originator and asset manager. The business plays an important role in asset management and providing credit to over 168,000 high-quality borrowers such as business owners, recent immigrants and others who require specialized underwriting.
Road fuels operations
Our road fuels operations is a globally integrated platform with leading renewable and retail operations, enabled by an infrastructure-backed supply footprint and operating platform. It is one of Europe’s largest renewable fuel producers, with an extensive retail network predominantly anchored by grocery retail and critical infrastructure with long-term recurring customer volumes, combined with a flexible, global supply chain. The business has a presence in the U.K., Canada, Ireland and the United States. Our road fuels operations currently operates 389 retail gas stations and associated convenience kiosks across Canada and Ireland.
On June 18, 2023, our road fuels operations reached an agreement to sell its North American retail gas station assets for total consideration of approximately $460 million, including a vendor take-back note. The transaction is expected to close in the second half of 2023.
Payment processing services
Our payment processing services operations is a leading provider of payment solutions in the United Arab Emirates. The business provides government, merchant and institutional clients with a payment platform for acquiring, issuing and processing customer transactions.
Entertainment operations
Our entertainment operations, in partnership with a leading Canadian operator, consists of four entertainment facilities in the Greater Toronto Area. Through a long-term contract with the Ontario Lottery and Gaming Corporation, we have the exclusive right to operate these facilities. Through our partnership, we have undertaken a growth strategy whereby we have been enhancing the guest experience and transforming our facilities into attractive, premier entertainment destinations. This modernization and development is intended to include enhanced entertainment offerings and integrated property expansions that will incorporate leading world-class amenities such as hotels, meeting and event facilities, performance venues, restaurants and retail shopping.
6

Other
Our technology services operations provides customer management solutions which specialize in managing customer interactions for large global healthcare and technology clients primarily based in the United States.
Our rural broadband services operations is a provider of high speed fixed wireless broadband (FWA) in rural Ireland. Rural Ireland is currently an underserved market that lacks access to high-speed broadband. The operation provides an essential service in hard-to-reach areas with an infrastructure deficit. The operation currently has approximately 47,000 customers, which has more than doubled in the last four years.
We hold a convertible preferred security investment in Nielsen, whose underlying operation is the market leader in third-party audience measurement, data and analytics. The business is an essential service provider to the video and audio advertising industry, providing critical measurement data for advertising buyers and sellers.
Our real estate services operations provides services to over 20,000 residential real estate brokers through franchise arrangements under a number of brands in Canada, including a nationally recognized brand, Royal LePage. We also directly operate residential brokerages in select cities in Canada and provide valuations and related analytic services to financial institutions and we process in excess of 160,000 property appraisals per year.
Infrastructure services
Our infrastructure services segment includes our (i) nuclear technology services, (ii) offshore oil services, (iii) lottery services, (iv) modular building leasing services and (v) work access services.
Nuclear technology services
Our nuclear technology services operations is a leading supplier of services to the global nuclear power generation industry that generates a majority of its earnings from regularly recurring refueling and maintenance services. We are the OEM or technology provider for approximately 50% of global commercial nuclear power plants. We believe that decades of technological innovation in this business have supported the build-out of world-class capabilities and a highly skilled workforce with know-how across technologies in the key markets of North America, Europe, the Middle East and Asia.
We generate revenues from our nuclear technology services operations through the entire life of the nuclear power plant. Our products and services include mission-critical fuel, ongoing maintenance services, engineering solutions, instrumentation and control systems and manufactured components. We also participate in the decontamination, decommissioning and remediation of power plant sites, primarily at the end of their useful lives, as well as provide technology, equipment, engineering and design services to new power plants on a global basis.
On October 11, 2022, we announced the proposed sale of our nuclear technology services operations to a strategic consortium led by Cameco Corporation and Brookfield Renewable Partners for a total enterprise value of approximately $8 billion, including proceeds from the disposition of a non-core asset that were received in February 2023. Due to the unique nature of these operations and the extensive regulations to which they are subject, the plan of sale as contemplated is subject to, in addition to more customary closing conditions, certain substantive regulatory approvals, including approvals from the EU and UK antitrust authorities, which are currently outstanding. Failure to obtain these approvals may result in significant changes to, or the withdrawal of, the plan of sale. Accordingly, we can provide no assurance that the sale of our nuclear technology services operations will be completed in accordance with the plan as currently contemplated, or at all. Revenues from our nuclear technology services operations revenues were $1,006 million and $2,062 million respectively, for the three and six months ended June 30, 2023. Direct operating costs from our nuclear technology services operations revenues were $898 million and $1,833 million respectively, for the three and six months ended June 30, 2023.
In February 2023, our nuclear technology services operations completed the sale of its power delivery business for gross proceeds of approximately $275 million, resulting in a gain of $14 million.
Offshore oil services
Our offshore oil services operations is a global provider of marine transportation, offshore oil production, facility storage, long-distance towing and offshore installation, maintenance and safety services to the offshore oil production industry. We operate shuttle tankers (highly specialized vessels with dynamic positioning systems used for offloading from offshore oil installations), floating production storage and offloading units (or FPSOs), floating storage and offloading units (or FSOs) and long-haul towage vessels, also with highly specialized capabilities including dynamic positioning. We operate in selected oil regions globally, including the North Sea (Norway and the U.K.), Brazil and Canada.
7

As a fee-based business focused on critical services, our offshore oil services operations has limited direct commodity exposure and a portfolio which primarily comprises medium-term, fixed-rate contracts with high-quality, primarily investment grade counterparties. A substantial part of our revenues are based on contracts with customers and is fee-based which is recognized on a straight-line basis over the term of the contracts.
In August 2022, our offshore oil services operations voluntarily entered Chapter 11 reorganization proceedings with the objective of executing a comprehensive financial restructuring to reduce debt and strengthen its financial position. On January 6, 2023, our offshore oil services operations emerged from the Chapter 11 restructuring process with a deleveraged balance sheet. The restructuring reprofiled the company’s loan facilities to better align cash flow with debt service obligations. Following the restructuring, our economic interest was approximately 53%.
Lottery services
Our lottery services operations is a leading provider of products, services and technology across the lottery ecosystem in over 50 countries. Our business is an essential service provider to government-sponsored lottery programs, a critical and growing source of funding, through capabilities in game design, production, distribution, systems and terminals, and turnkey technology solutions. The revenues of our lottery services operations consist primarily of (i) the sale of instant lottery products and services, and (ii) sale and ongoing maintenance of hardware products and technology.
Modular building leasing services
Our modular building leasing services operations provides modular workspaces in Europe and Asia-Pacific to a diversified customer base across the industrial, infrastructure and public sectors. With a global fleet of approximately 335,000 modular units across 23 countries, our operations service more than 60,000 customers through an established network of approximately 225 branches. The modular units provide customers with a wide range of flexible, cost-effective and environmentally friendly solutions for temporary space requirements. The primary source of revenues is the leasing of modular units and ancillary services (furniture, fire extinguishers, air conditioners, wireless internet access points, steps, ramps and damage waivers).
On January 31, 2023, our modular building leasing services completed an add-on acquisition of a leading rental provider of quality storage and portable accommodations in the U.K., increasing the scale and diversity of its product offering in the region. The business was acquired for approximately $419 million, funded with debt and equity.
Work access services
Our work access services operations is a leading provider of scaffolding and related services to the industrial and commercial markets servicing over 30,000 customers in more than 27 countries worldwide. Our scale and reputation as a leader in engineering innovation and productivity are competitive advantages in a fragmented industry. Our solutions support a wide range of global infrastructure ranging from refineries and petrochemical plants to commercial buildings, bridges, hydroelectric dams and other power facilities. A substantial portion of our services are recurring and based on the ongoing maintenance requirements of our global customers. Since acquisition, our work access services operations has been focused on both organic growth, as well as growth through acquisitions. The business is executing on an active acquisition pipeline and acquired five businesses, including a multi-craft services provider, a German scaffolding services provider, a residential work access provider, a specialty industrial coating contractor and a cathodic protection provider.
Industrials
Our industrials segment includes our (i) advanced energy storage operations, (ii) engineered components manufacturing operations, (iii) water and wastewater operations and (iv) other operations.
Advanced energy storage operations
Our advanced energy storage operations is a global market leader in manufacturing automotive batteries that has over 16,000 employees around the world with a footprint that consists of over 50 manufacturing, recycling and distribution centers servicing a global customer base in over 100 countries. We manufacture and distribute over 150 million batteries per year, which power one in three cars in the world.
The batteries manufactured by our advanced energy storage operations power both internal combustion engine and electric vehicles. We sell starting, lighting and ignition batteries which are used primarily for initial engine ignition of traditional vehicles. The business has made significant investments to develop higher margin advanced battery technologies, including enhanced flooded batteries and absorbent glass mat batteries, which provide the energy density necessary for next-generation vehicles to comply with increased regulatory requirements and support increased electrical loads such as start-stop functionality and autonomous features.
8

The evolution towards battery electric vehicles is driving demand for more advanced batteries and opportunities for our advanced energy storage operations. We are working hand-in-hand with most global OEMs to design and integrate our advanced battery technologies into their platforms, including electric vehicle platforms. We are also working with several manufacturers on their next generation electric vehicle platforms and have been sourced for over 130 electric vehicle platforms.
Our advanced energy storage operations distribute products primarily to aftermarket retailers and to OEMs. Approximately 80% of the sales volume is generated through the aftermarket channel, which services the existing car parc and represents a stable and recurring revenue base as end users replace car batteries on average two to four times over the life of each vehicle. Approximately 20% of our sales volume is generated through the OEM channel, which comprises sales to major car manufacturers globally and is driven by global demand for new vehicles. We have also developed longstanding relationships with large aftermarket customers.
Engineered components manufacturing
Our engineered components manufacturing operations is a leading global manufacturer of highly engineered components primarily for industrial trailers and other towable-equipment providers. We have a leading presence in our core products across North America, Europe and Australia with vertically integrated production and distribution capabilities and a commitment to sustainability. We manufacture and distribute over 85,000 products including highly engineered, customized solutions for a diverse range of customers across our global footprint.
Water and wastewater
Our water and wastewater operations in Brazil are a leading private sanitation provider, including collection, treatment and distribution of water and wastewater to a broad range of residential and governmental customers through long-term, inflation-adjusted concessions, public private partnerships and take-or-pay contracts. We provide services that benefit more than 16 million people in over 100 municipalities in Brazil.
Other
Our solar power solutions provider is a leading distributor of solar power solutions for the distributed generation market in Brazil.
Our returnable plastic packaging operations is a leading European provider of returnable plastic packaging that has a strong competitive position given its extensive scale, diversified base of long-term customers serving multiple industries and its strong reputation for product innovation. We operate in a growing segment of the packaging space that has favorable long-term trends driven by an increased focus on sustainability and logistics.
Our Canadian natural gas operations produce approximately 40,000 barrels of oil equivalent per day, or BOE/d. Our properties are characterized by long-life, low-decline reserves located at shallow depths and are low-risk with low-cost capital projects. Operational results and financial condition are dependent principally upon the prices received for gas production which have fluctuated widely in recent years. Any upward or downward movement in oil and gas prices could have an impact on the natural gas operations’ financial condition.
Our U.S. based automotive aftermarket parts remanufacturer supports a full spectrum of products and services for a diverse customer base, including OEMs, warehouse distributors, fleets and retailers.
Our roofing products manufacturer is the world’s largest provider of slate roofing tiles. With its 25 quarries, the company produces and supplies premium slate roofing tiles globally to support the renovation of residential and heritage buildings in markets with strict local regulations that mandate the use of slate for roofing. We have joint control over the business and have accounted for our investment as an equity accounted investment.
Corporate and other
Corporate and other includes corporate cash and liquidity management, as well as activities related to the management of the partnership’s relationship with Brookfield.
Developments in Our Business
Below are key developments in our business since March 31, 2023:
On May 1, 2023, our dealer software and technology services operations closed the sale of a non-core division servicing the heavy equipment sector for total consideration of approximately $490 million.
9

On June 9, 2023, we reached an agreement together with institutional partners to acquire Network International (“Network”) for approximately $3 billion. Network is a leading enabler of digital commerce across the Middle East and Africa, providing a full suite of technology-enabled payment processing services to merchants and financial institutions. The transaction will be funded with approximately $1.9 billion of equity, of which we expect our share to be approximately $150 million and the balance funded by institutional partners.
On June 18, 2023, our road fuels operations reached an agreement to sell its North American retail gas station assets for a total consideration of approximately $460 million, including a vendor take-back note. The transaction is expected to close in the second half of 2023.
On July 3, 2023, we sold a majority of our automotive aftermarket parts remanufacturing operation to a larger competitor and received a royalty interest on the performance of the newly merged business. Upfront cash proceeds from the sale were used to extinguish existing debt within the business.
Outlook
We seek to increase the cash flows from our operations through acquisitions and organic growth opportunities as described below. We believe our global scale and leading operations allow us to efficiently allocate capital around the world toward those sectors and geographies where we see the greatest opportunities to realize our targeted returns. We also actively seek to monetize business interests as they mature and reinvest the proceeds into higher yielding investment strategies, further enhancing returns.
Our business achieved strong second quarter results. Global capital markets appear to be stabilizing as the impact of increased interest rates work its way through the financial system. Inflationary pressures are curtailing, volatility in the public equity market is subsiding and credit markets are opening for higher-quality issuers to extend or refinance existing borrowings at reasonable costs.
Business services
Results at our residential mortgage insurer are normalizing compared to exceptionally strong levels last year given the impact of higher mortgage rates on borrowers. Continued low national unemployment levels have contributed to mortgage delinquencies remaining below long-term historical averages. Our expectation is that loss ratios will revert to long-term average levels over time and we believe that the business is well capitalized in the long term.
Our Australian healthcare services operation continues to operate in a challenging environment. While performance at most of our hospitals and activity levels has improved, the impact of higher labor and medical and surgical supply costs is continuing to affect overall results.
We have progressed value creation plans at our dealer software and technology services since our acquisition in July 2022. The impact of our ongoing value creation initiatives and continued subscription-based revenue growth contributed to strong margin performance and EBITDA contribution during the quarter. During the quarter, the business completed the sale of a non-core division servicing the heavy equipment sector for a total consideration of approximately $490 million.
Infrastructure services
Our lottery services operations is tracking in line with expectations and is continuing to benefit from resilient activity across all segments. Results during the quarter benefited from increased technology and hardware systems sale. The business is focused on targeting growth from the adoption of government run iLottery programs. The business is the primary technology provider to three of the top iLotteries globally in addition to being the leading incumbent service and technology provider for many of the largest existing physical lottery programs. This positions us strongly to benefit from future iLottery growth opportunities as they arise.
At our modular building leasing services operations, resilient utilization levels in Germany, France and Asia Pacific were offset by reduced activity in parts of Europe, including the U.K., which continues to be soft given a downturn in broader construction activity. The business continues to focus on penetration of higher margin value-added products and services, which supported strong performance during the quarter.
10

Industrials
Our advanced energy storage operations had a strong second quarter. Overall volumes benefited from growing advanced battery demand and a continued recovery in auto manufacturer production. Increased sales of higher margin batteries and global pricing actions offset the impact of inflationary cost pressures. Looking ahead, in order to keep pace with the global demand for advanced batteries, our advanced energy storage operation will nearly double existing advanced battery capacity in the Americas and further expand its capacity in Europe and Asia. With more than 50% of today’s installed advanced battery capacity globally, this expansion will continue to strengthen the business’ leadership position to meet the needs of customers’ low voltage battery solutions as electric vehicle adoption accelerates.
Our engineered components manufacturing operation is performing well. While volumes have softened from peak levels during the pandemic, margin performance of the business continues to improve driven by ongoing cost saving and commercial optimization initiatives.
Along with our existing operations, we continue to grow our business to enhance our long-term cash flows. During the quarter, we reached an agreement to acquire Network International, the market-leading digital payment processor in the Middle East for approximately $3 billion. The business has a strong track record of growth supported by an integrated technology-enabled platform covering the entire payments value chain and a diversified customer base, servicing more than 150,000 merchants. We expect to invest approximately $150 million for our share to acquire Network International, with the balance funded by institutional partners.
We fund our growth, in part, through our capital recycling initiatives including ongoing distributions from operations and the sale of our business interests. During the quarter, our road fuels distribution operation reached an agreement to sell its North American retail gas station and convenience store assets for total consideration of approximately $460 million. The sale will deleverage the business and allow the remaining European road fuels operations to focus on the development of renewable fuels. The transaction is expected to close in the second half of 2023. Subsequent to quarter end, we sold a majority of our automotive aftermarket parts remanufacturing operation to a larger competitor. Upfront cash proceeds from the sale were used to extinguish existing debt within the business and we retain an earnout based on the future performance of the business.
Looking forward, we continue to focus on accelerating initiatives to surface value within our operations and completing business sales, as well as executing our value creation plans.
11

Review of Consolidated Results of Operations
The table below summarizes our results of operations for the three and six months ended June 30, 2023 and 2022. Further details on our results of operations and our financial performance are presented within the “Segment Analysis” section.

	Three Months Ended June 30,		Six Months Ended June 30,
(US$ MILLIONS, except per unit amounts)	2023	2022	2023	2022
		as adjusted (1)		as adjusted (1)
Revenues	$13,506	$14,607	$27,264	$28,034
Direct operating costs	(12,330)	(13,678)	(24,796)	(26,269)
General and administrative expenses	(398)	(306)	(799)	(604)
Interest income (expense), net	(932)	(556)	(1,797)	(1,016)
Equity accounted income (loss), net	28	41	53	91
Impairment reversal (expense), net	(7)	78	(7)	78
Gain (loss) on acquisitions/dispositions, net	87	—	168	—
Other income (expense), net	138	(218)	267	(317)
Income (loss) before income tax	92	(32)	353	(3)
Income tax (expense) recovery
Current	(267)	(75)	(393)	(154)
Deferred	216	387	284	427
Net income (loss)	$41	$280	$244	$270
Attributable to:
Limited partners	$(16)	$47	$9	$55
Non-controlling interests attributable to:
Redemption-exchange units	(16)	44	8	51
Special limited partner	—	—	—	—
BBUC exchangeable shares	(16)	46	9	47
Preferred securities	22	—	44	—
Interest of others in operating subsidiaries	67	143	174	117
	$41	$280	$244	$270
Basic and diluted earnings (loss) per limited partner unit (2)	$(0.22)	$0.62	$0.12	$0.72
____________________________________
(1)As adjusted to reflect the adoption of IFRS 17. Refer to the New Accounting Policies Adopted section of this MD&A for further details.
(2)Average number of LP Units outstanding for the three and six months ended June 30, 2023 was 74.6 million (June 30, 2022: 75.3 million and 76.0 million, respectively).
Comparison of the three and six months ended June 30, 2023 and 2022
For the three months ended June 30, 2023, net income was $41 million, with $48 million of net loss attributable to Unitholders ($0.22 loss per LP unit). For the three months ended June 30, 2022, net income was $280 million, with $137 million of net income attributable to Unitholders ($0.62 per LP unit).
For the six months ended June 30, 2023, net income was $244 million, with $26 million of net income attributable to Unitholders ($0.12 per LP unit). For the six months ended June 30, 2022, net income was $270 million, with $153 million of net income attributable to Unitholders ($0.72 per LP unit).
12

Revenues
For the three months ended June 30, 2023, revenues decreased by $1,101 million to $13,506 million, compared to $14,607 million for the three months ended June 30, 2022. Revenues from our business services segment decreased by $1,252 million, primarily due to lower volumes and prices in our road fuels operations. The decrease was partially offset by contributions from the recent acquisitions of our dealer software and technology services operations, our payment processing services operations and the acquisition of car rental services at our fleet management services operations. Included in the revenues and direct operating costs at our road fuels operations is duty payable to the government of the U.K. of $1,995 million (June 30, 2022: $2,074 million), which is recorded gross within revenues and direct costs without impact on the margin generated by the business. Revenues from our infrastructure services segment increased by $204 million primarily due to higher technology and hardware system sales at our lottery services operations, combined with contributions from add-on acquisitions at our modular building leasing services operations and nuclear technology services operations. Revenues from our industrials segment decreased by $53 million driven primarily by lower volumes at solar power solutions and at our engineered components manufacturing operations, partially offset by an increase in revenues from our advanced energy storage operations due to pricing initiatives, growing demand for advanced batteries and a continued recovery in auto manufacturer production.
For the six months ended June 30, 2023, revenues decreased by $770 million to $27,264 million, compared to $28,034 million for the six months ended June 30, 2022. The decrease was primarily due to the same factors described above.
Direct operating costs
For the three months ended June 30, 2023, direct operating costs decreased by $1,348 million to $12,330 million, compared to $13,678 million for the three months ended June 30, 2022. The decrease was primarily attributable to lower volumes in our road fuels operations. The decrease was partially offset by contributions from recent acquisitions. As noted above, included in the revenues and direct operating costs at our road fuels operations is duty payable to the government of the U.K., which is recorded gross within revenues and direct costs without impact on the margin generated by the business. Direct operating costs at our road fuels operations included duty payable to the government of the U.K. of $1,995 million (June 30, 2022: $2,074 million).
For the six months ended June 30, 2023, direct operating costs decreased by $1,473 million to $24,796 million, compared to $26,269 million for the six months ended June 30, 2022. The decrease was primarily due to the factors described above.
General and administrative expenses
For the three months ended June 30, 2023, general and administrative expenses increased by $92 million to $398 million, compared to $306 million for the three months ended June 30, 2022. The increase was primarily due to contributions from our recent acquisitions, including add-on acquisitions completed within our operations.
For the six months ended June 30, 2023, general and administrative expenses increased by $195 million to $799 million, compared to $604 million for the six months ended June 30, 2022. The increase was primarily due to the same factor described above.
Interest income (expense), net
For the three months ended June 30, 2023, interest expense increased by $376 million to $932 million, compared to $556 million for the three months ended June 30, 2022. The increase in interest expense was primarily due to higher interest rates, combined with higher interest expense due to increased borrowings associated with recent acquisitions, including add-on acquisitions completed within our operations.
For the six months ended June 30, 2023, net interest expense increased by $781 million to $1,797 million, compared to $1,016 million for the six months ended June 30, 2022. The increase was primarily due to the same factors described above.
Gain (loss) on acquisitions/dispositions, net
For the three months ended June 30, 2023, net gain (loss) on acquisitions/dispositions was $87 million. The gain is due to the disposition of a non-core division servicing the heavy equipment sector within our dealer software and technology services operations.
13

For the six months ended June 30, 2023, net gain (loss) on acquisitions/dispositions was $168 million. The net gain consists of an $87 million gain on the disposition of a non-core division servicing the heavy equipment sector within our dealer software and technology services operations, a $67 million gain on the disposition of our residential property management operations and a $14 million gain on the disposition of the power delivery business within our nuclear technology services operations.
Other income (expense), net
For the three months ended June 30, 2023, net other income increased by $356 million to $138 million, compared to net other expense of $218 million for the three months ended June 30, 2022. Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. For the three months ended June 30, 2023, the components of other income (expense), net include $159 million of net gains on debt modifications and extinguishments, $66 million of business separation expenses, stand-up costs and restructuring charges, $89 million of net revaluation gains, $27 million of transaction costs, $13 million of net gains on the sale of property, plant and equipment and $30 million of other expenses. For the three months ended June 30, 2022, the components of other income (expense), net include $131 million of net revaluation losses, $37 million of business separation expenses, stand-up costs and restructuring charges, $40 million of transaction costs, $20 million of net gains on the sale of property, plant and equipment and $30 million of other expenses.
For the six months ended June 30, 2023, net other income increased by $584 million to $267 million, compared to net other expense of $317 million for the six months ended June 30, 2022. For the six months ended June 30, 2023, the components of other income (expense), net includes $392 million of net gains on debt modifications and extinguishments, $87 million of net revaluation gains, $113 million of business separation expenses, stand-up costs and restructuring charges, $48 million of transaction costs, $13 million of net gains on the sale of property, plant and equipment, and $64 million of other expenses. For the six months ended June 30, 2022, the components of other income (expense), net include $148 million of net revaluation losses, $66 million of business separation expenses, stand-up costs and restructuring charges, $59 million of transaction costs, $18 million of net gain on debt modifications and extinguishments and $62 million of other expenses.
Income tax (expense) recovery
For the three months ended June 30, 2023, current income tax expense increased by $192 million to $267 million, compared to $75 million for the three months ended June 30, 2022. The increase in current income tax expense is primarily due to a taxable gain on the sale of a non-core division servicing the heavy equipment sector within our dealer software and technology services operations and upfront tax resulting from the adoption of IFRS 17 by our residential mortgage insurer in Canada. Deferred income tax recovery decreased by $171 million to $216 million, compared to $387 million for the three months ended June 30, 2022. The decrease in deferred income tax recovery was primarily due to the recognition of deferred tax assets in our nuclear technology services operations in the prior year, partially offset by the recognition of previously unrecognized tax attributes related to our solar power solutions. The deferred tax assets of $392 million were recorded in the prior year as a result of the partnership determining there was sufficient positive evidence to support the probability of future taxable profit in its nuclear technology services operations due to significant cumulative earnings in the operations for three consecutive years, a forecast of positive future earnings supported by long-term customer contracts and planned future growth opportunities, and an expectation that the tax attributes will be utilized prior to expiry.
For the six months ended June 30, 2023, current income tax expense increased by $239 million to $393 million, compared to $154 million for the six months ended June 30, 2022. Deferred income tax recovery decreased by $143 million to $284 million, compared to $427 million for the six months ended June 30, 2022. The changes are primarily due to the same factors described above.
14

Summary of Results
Quarterly results
Total revenues and net income (loss) for the eight most recent quarters were as follows:

	2023		2022 (1)				2021
(US$ MILLIONS, except per unit amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenues	$13,506	$13,758	$14,640	$14,711	$14,607	$13,427	$13,480	$12,043
Direct operating costs	(12,330)	(12,466)	(13,292)	(13,549)	(13,678)	(12,591)	(12,469)	(11,155)
General and administrative expenses	(398)	(401)	(395)	(361)	(306)	(298)	(261)	(247)
Interest income (expense), net	(932)	(865)	(805)	(717)	(556)	(460)	(411)	(358)
Equity accounted income (loss), net	28	25	36	38	41	50	(48)	25
Impairment reversal (expense), net	(7)	—	(49)	(20)	78	—	(239)	—
Gain (loss) on acquisitions/dispositions, net	87	81	17	11	—	—	—	—
Other income (expense), net	138	129	(127)	(214)	(218)	(99)	44	(20)
Income (loss) before income tax	92	261	25	(101)	(32)	29	96	288
Income tax (expense) recovery
Current	(267)	(126)	(172)	(132)	(75)	(79)	(106)	(119)
Deferred	216	68	182	168	387	40	125	131
Net income (loss)	$41	$203	$35	$(65)	$280	$(10)	$115	$300
Attributable to:
Limited partners	$(16)	$25	$(5)	$(14)	$47	$8	$(19)	$46
Non-controlling interests attributable to:
Redemption-exchange units	(16)	24	(4)	(13)	44	7	(18)	41
Special limited partner	—	—	—	—	—	—	78	—
BBUC exchangeable shares	(16)	25	(5)	(14)	46	1	—	—
Preferred securities	22	22	22	5	—	—	—	—
Interest of others in operating subsidiaries	67	107	27	(29)	143	(26)	74	213
	$41	$203	$35	$(65)	$280	$(10)	$115	$300
Basic and diluted earnings (loss) per limited partner unit (2)	$(0.22)	$0.34	$(0.06)	$(0.18)	$0.62	$0.10	$(0.25)	$0.59
____________________________________
(1)As adjusted to reflect the adoption of IFRS 17. Refer to the New Accounting Policies Adopted section of this MD&A for further details.
(2)Average number of LP Units outstanding for the three and six months ended June 30, 2023 was 74.6 million (June 30, 2022: 75.3 million and 76.0 million, respectively).
Revenues and direct operating costs vary from quarter to quarter primarily due to acquisitions and dispositions of businesses, fluctuations in foreign exchange rates, business and economic cycles, weather and seasonality, broader economic factors, and commodity market volatility. Within our industrials segment, in our advanced energy storage operations, the demand for batteries in the aftermarket is typically higher in the colder seasons, and in our natural gas production operations, the ability to move heavy equipment safely and efficiently in western Canadian oil and gas fields is dependent on weather conditions. Within our infrastructure services segment, in our nuclear technology services operations, the core operating plants services business generates the majority of its revenues during the fall and spring when power plants go offline to perform maintenance and replenish their fuel. Work access services are impacted by seasonality in the industries it services; for example, most refineries tend to close down for turnarounds during the spring and fall. In addition, cold temperatures in the first and fourth fiscal quarters typically limit activity on maintenance and capital projects in cold climates. In our modular building leasing services operations, business activity peaks in the summer months while the fourth fiscal quarter is a seasonal low as deliveries typically reduce in the winter. Some of our business services activities are seasonal in nature and are affected by the general level of economic activity and related volume of services purchased by our clients. Our road fuels operations is impacted by changes in demand for fuel linked to seasonal weather changes and the bi-annual change in the fuel specifications. Mortgage insurance premiums underwritten at our residential mortgage insurer fluctuate based on the general seasonality and
15

macroeconomic conditions affecting the Canadian housing market. Net income is impacted by periodic monetization gains and impairment losses.
Review of Consolidated Financial Position
The following is a summary of the unaudited interim condensed consolidated statements of financial position as at June 30, 2023 and December 31, 2022:

			Change
(US$ MILLIONS)	June 30, 2023	December 31, 2022	June 30, 2023 vs December 31, 2022
		as adjusted (1)
Assets
Cash and cash equivalents	$3,022	$2,870	$152
Financial assets	13,429	12,908	521
Accounts and other receivable, net	7,188	7,278	(90)
Inventory and other assets	8,284	7,559	725
Property, plant and equipment	16,296	15,893	403
Deferred income tax assets	1,282	1,245	37
Intangible assets	23,394	23,953	(559)
Equity accounted investments	2,050	2,065	(15)
Goodwill	15,369	15,479	(110)
	$90,314	$89,250	$1,064
Liabilities and Equity
Liabilities
Accounts payable and other	$20,963	$20,430	$533
Corporate borrowings	1,990	2,100	(110)
Non-recourse borrowings in subsidiaries of the partnership	44,908	44,593	315
Deferred income tax liabilities	3,561	3,698	(137)
	$71,422	$70,821	$601
Equity
Limited partners	$1,456	$1,408	$48
Non-controlling interests attributable to:
Redemption-exchange units	1,360	1,318	42
Special limited partner	—	—	—
BBUC exchangeable shares	1,424	1,378	46
Preferred securities	1,490	1,490	—
Interest of others in operating subsidiaries	13,162	12,835	327
	18,892	18,429	463
	$90,314	$89,250	$1,064
____________________________________
(1)As adjusted to reflect the adoption of IFRS 17. Refer to the New Accounting Policies Adopted section of this MD&A for further details.
Financial assets
Financial assets increased by $521 million to $13,429 million as at June 30, 2023, compared to $12,908 million as at December 31, 2022. The balance comprised marketable securities, loans and notes receivable, derivative assets and other financial assets. The increase was primarily due to higher mortgage receivables at our residential mortgage lender in Australia due to the growth of mortgage loan originations, combined with higher investments in financial assets at our residential mortgage insurer.
16

The following table presents financial assets by segment as at June 30, 2023 and December 31, 2022:

(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
June 30, 2023	$11,851	$777	$800	$1	$13,429
December 31, 2022	$11,300	$615	$991	$2	$12,908
Accounts receivable, net
Accounts receivable, net decreased by $90 million to $7,188 million as at June 30, 2023, compared to $7,278 million as at December 31, 2022. The decrease was primarily due to timing of billed receivables in our advanced energy storage operations and road fuels operations, partially offset by increased activity in our payment processing services operations.
Inventory and other assets
Inventory and other assets increased by $725 million to $8,284 million as at June 30, 2023, compared to $7,559 million as at December 31, 2022. Other assets increased due to the reclassification to assets held for sale of our North American retail gas station assets within our road fuels operations and a majority of our automotive aftermarket parts remanufacturer’s operations, partially offset by the sale of non-core assets in our nuclear technology services operations which was previously included in assets held for sale.
Property, plant & equipment and intangible assets
PP&E increased by $403 million to $16,296 million as at June 30, 2023, compared to $15,893 million as at December 31, 2022. Additions to PP&E, including PP&E acquired through business combinations, contributed $1,650 million, driven by the recent add-on acquisition in our modular building leasing services operations and growth of our fleet management and car rental services operations, combined with the impact of foreign exchange movements of $175 million. The increase was partially offset by the reclassification of $217 million of PP&E to assets held for sale primarily related to our North American retail gas station assets within our road fuels operations and a majority of our automotive aftermarket parts remanufacturer’s operations to assets held for sale during the second quarter of 2023, combined with dispositions of $273 million and regular depreciation expense of $932 million. As at June 30, 2023, PP&E included $1,456 million of right-of-use assets (December 31, 2022: $1,490 million).
Intangible assets decreased by $559 million to $23,394 million as at June 30, 2023, compared to $23,953 million as at December 31, 2022. The decrease was primarily due to the reclassification of $119 million of intangibles assets to assets held for sale related to our North American retail gas station assets within our road fuels operations and a majority of our automotive aftermarket parts remanufacturer’s operations during the second quarter of 2023, combined with dispositions of $257 million primarily due to the sale of a non-core division servicing the heavy equipment sector within our dealer software and technology services operations.
Capital expenditures represent additions to PP&E and certain intangible assets. Included in capital expenditures are maintenance capital expenditures, which are required to sustain the current performance of our operations, and growth capital expenditures, which are made for incrementally new assets that are expected to expand existing operations. Within our business services segment, capital expenditures were primarily related to maintenance and improvements on hospital facilities and new hospital equipment at our healthcare services operations and maintenance and expansion of the fleet at our fleet management and car rental services operations. Within our infrastructure services segment, capital expenditures were primarily related to equipment refurbishment, tooling and new fuel design at our nuclear technology services operations, vessel dry-docking costs and additions at our offshore oil services operations and fleet investment at our modular building leasing services operations. Within our industrials segment, capital expenditures were primarily related to expansions and equipment replacement at our advanced energy storage operations. We also include additions to intangible assets in our water and wastewater operations within capital expenditures due to the nature of its concession agreements. Maintenance and growth capital expenditures for the six months ended June 30, 2023 were $301 million and $1,045 million, respectively (June 30, 2022: $328 million, and $581 million, respectively). Growth capital expenditures include fleet expansion capital expenditures at our fleet management and car rental services operations presented as cash used in operating activities.
17

Goodwill
Goodwill decreased by $110 million to $15,369 million as at June 30, 2023, compared to $15,479 million as at December 31, 2022. The decrease was primarily due to the reclassification of goodwill to assets held for sale of $218 million associated with our North American retail gas station assets within our road fuels operations, combined with $142 million of goodwill disposed in connection with the sale of a non-core division servicing the heavy equipment sector within our dealer software and technology services operations during the second quarter of 2023. The decrease was partially offset by contributions from the recent add-on acquisition in our modular building leasing services operations and the impact of foreign exchange movements.
Accounts payable and other
Accounts payable and other increased by $533 million to $20,963 million as at June 30, 2023, compared to $20,430 million as at December 31, 2022. The increase was primarily due to higher accounts payable and accrued liabilities in our construction operations, payment processing services operations and our nuclear technology services. These factors were partially offset by lower liabilities at our healthcare services operations as a result of a sale and leaseback transaction.
Corporate and non-recourse borrowings
Borrowings are discussed in the “Liquidity and Capital Resources” section of this MD&A.
Equity attributable to Unitholders
As at June 30, 2023, our capital structure comprised two classes of partnership units: LP Units and GP Units. LP Units entitle the holder to their proportionate share of distributions. GP Units entitle the holder the right to govern our financial and operating policies. See Item 10.B, “Memorandum and Articles of Association - Description of our Units and our Limited Partnership Agreement” in our 2022 Annual Report.
The Holding LP’s capital structure comprised three classes of partnership units: managing general partner units held by the partnership, Special LP Units and Redemption-Exchange Units held by Brookfield. In its capacity as the holder of the Special LP Units, the special limited partner is entitled to receive incentive distributions based on a 20% increase in the LP Unit price over an initial threshold. See Item 10.B, “Memorandum and Articles of Association - Description of the Holding LP Limited Partnership Agreement” in our 2022 Annual Report. In order to account for the dilutive effect of the special distribution which occurred on March 15, 2022, the incentive distribution threshold has been reduced by one-third, commensurate with the distribution ratio of one (1) BBUC exchangeable share for every two (2) LP Units. Accordingly, the resulting incentive distribution threshold is $31.53 per LP Unit following the completion of the special distribution.
During the second quarter of 2023, the volume-weighted average price was $18.08 per LP Unit, which was below the current incentive distribution threshold of $31.53 per LP Unit, resulting in an incentive distribution of $nil for the quarter.
BBUC’s capital structure comprised BBUC exchangeable shares held by Brookfield and public shareholders. Each BBUC exchangeable share has been structured with the intention of providing an economic return equivalent to one LP Unit, and BBUC targets to pay identical dividends on a per share basis to the distributions paid on each LP Unit. Each BBUC exchangeable share is exchangeable, at the BBUC shareholder’s option, for one LP Unit (subject to adjustment to reflect certain capital events) or its cash equivalent.
During the six months ended June 30, 2023, the partnership did not repurchase any of its LP Units (June 30, 2022: 2,525,490 LP Units).
During the six months ended June 30, 2023, Brookfield purchased 374,533 LP Units under our NCIB.
On August 12, 2022, the Toronto Stock Exchange (“TSX”) accepted a notice filed by the partnership of its intention to renew a normal course issuer bid (“NCIB”) for its LP Units. Under the NCIB, the partnership is authorized to repurchase up to 5% of its issued and outstanding LP Units as at August 12, 2022, or 3,730,593 LP Units, including up to 17,678 LP Units on the TSX during any trading day.
On August 12, 2022, the TSX accepted a notice filed by BBUC, a consolidated subsidiary of the partnership, of its intention to establish an NCIB for its BBUC exchangeable shares. Under the NCIB, BBUC is authorized to repurchase up to 5% of its issued and outstanding BBUC exchangeable shares as at August 9, 2022 or 3,647,810 shares, including up to 13,916 shares on the TSX during any trading day.
18

As at June 30, 2023 and December 31, 2022, the total number of Units outstanding are as follows:

UNITS	June 30, 2023	December 31, 2022
GP Units	4	4
LP Units	74,613,125	74,612,503
Non-controlling interests:
Redemption-Exchange Units	69,705,497	69,705,497
BBUC exchangeable shares	72,954,963	72,955,585
Special LP Units	4	4
Segment Analysis
Our operations are organized into four operating segments which are regularly reviewed by the CODM for the purpose of allocating resources to the segment and to assess its performance. The key measures used by the CODM in assessing performance and in making resource allocation decisions are adjusted earnings from operations (“Adjusted EFO”) and Adjusted EBITDA.
Adjusted EFO is our segment measure of profit or loss reported in accordance with IFRS 8, Operating segments. The CODM uses Adjusted EFO to assess performance and make resource allocation decisions. Adjusted EFO is used by the CODM to evaluate our segments on the basis of return on invested capital generated by the underlying operations and is used by the CODM to evaluate the performance of our segments on a levered basis.
Adjusted EFO is calculated as net income and equity accounted income at our economic ownership interest in consolidated subsidiaries and equity accounted investments, respectively, excluding the impact of depreciation and amortization expense, deferred income taxes, transaction costs, restructuring charges, unrealized revaluation gains or losses, impairment reversals or expenses and other income or expense items that are not directly related to revenue generating activities. Our economic ownership interest in consolidated subsidiaries excludes amounts attributable to non-controlling interests consistent with how we determine net income attributable to non-controlling interests in our IFRS consolidated statements of operating results. In order to provide additional insight regarding our operating performance over the lifecycle of an investment, Adjusted EFO includes the impact of preferred equity distributions and realized disposition gains or losses, recorded in net income, other comprehensive income, or directly in equity, such as ownership changes. Adjusted EFO does not include legal and other provisions that may occur from time to time in the partnership’s operations and that are one-time or non-recurring and not directly tied to the partnership’s operations, such as those for litigation or contingencies. Adjusted EFO includes expected credit losses and bad debt allowances recorded in the normal course of the partnership’s operations.
Adjusted EBITDA, a non-IFRS measure of operating performance, provides a comprehensive understanding of the ability of the partnership’s businesses to generate recurring earnings and assists our CODM in understanding and evaluating the core underlying financial performance of our businesses. For further information on Adjusted EBITDA, see the “Reconciliation of Non-IFRS Measures” section of this MD&A.
19

The following table presents net income (loss), net income (loss) attributable to Unitholders and Adjusted EBITDA for the three and six months ended June 30, 2023 and 2022:

	Three Months Ended June 30,		Six Months Ended June 30,
(US$ MILLIONS)	2023	2022	2023	2022
		as adjusted (1)		as adjusted (1)
Net income (loss)	$41	$280	$244	$270

Net income (loss) attributable to Limited Partners	$(16)	$47	$9	$55
Net income (loss) attributable to Redemption-exchange units held by Brookfield Corporation	(16)	44	8	51
Net income (loss) attributable to special limited partner	—	—	—	—
Net income (loss) attributable to BBUC exchangeable shares	(16)	46	9	47
Net income (loss) attributable to Unitholders	$(48)	$137	$26	$153

Adjusted EBITDA	$606	$530	$1,228	$1,016
____________________________________
(1)As adjusted to reflect the adoption of IFRS 17. Refer to the New Accounting Policies Adopted section of this MD&A for further details.
The following table presents Adjusted EFO per segment for the three and six months ended June 30, 2023 and 2022:

	Three Months Ended June 30,		Six Months Ended June 30,
(US$ MILLIONS)	2023	2022	2023	2022
		as adjusted (1)		as adjusted (1)
Business services	$119	$138	$332	$198
Infrastructure services	88	124	174	263
Industrials	63	101	225	223
Corporate and other	(85)	(34)	(165)	(65)
____________________________________
(1)As adjusted to reflect the adoption of IFRS 17. Refer to the New Accounting Policies Adopted section of this MD&A for further details.
Comparison of the three and six months ended June 30, 2023 and 2022
Net loss attributable to Unitholders for the three months ended June 30, 2023 was $48 million, representing a decrease of $185 million compared to a net income attributable to Unitholders of $137 million for the three months ended June 30, 2022.
Net income attributable to Unitholders for the six months ended June 30, 2023 was $26 million, representing a decrease of $127 million compared to a net income attributable to Unitholders of $153 million for the six months ended June 30, 2022.
Adjusted EBITDA for the three months ended June 30, 2023 was $606 million, representing an increase of $76 million compared to $530 million for the three months ended June 30, 2022 led by increased contribution from our business services and infrastructure services operating segments.
Adjusted EBITDA for the six months ended June 30, 2023 was $1,228 million, representing an increase of $212 million compared to $1,016 million for the six months ended June 30, 2022 due to increased contribution from our business services and infrastructure services operating segments.
20

Business services
The following table presents Adjusted EFO and Adjusted EBITDA for our business services segment for the three and six months ended June 30, 2023 and 2022:

	Three Months Ended June 30,		Six Months Ended June 30,
(US$ MILLIONS)	2023	2022	2023	2022
		as adjusted (1)		as adjusted (1)
Adjusted EFO	$119	$138	$332	$198

Adjusted EBITDA	$223	$153	$435	$247
____________________________________
(1)As adjusted to reflect the adoption of IFRS 17. Refer to the New Accounting Policies Adopted section of this MD&A for further details.
The following table presents equity attributable to Unitholders for our business services segment as at June 30, 2023 and December 31, 2022:

(US$ MILLIONS)	June 30, 2023	December 31, 2022
		as adjusted (1)
Total assets	$38,565	$37,939
Total liabilities	28,555	28,436

Interests of others in operating subsidiaries	6,220	6,163
Equity attributable to Unitholders	3,790	3,340
Total equity	$10,010	$9,503
____________________________________
(1)As adjusted to reflect the adoption of IFRS 17. Refer to the New Accounting Policies Adopted section of this MD&A for further details.
Comparison of the three and six months ended June 30, 2023 and 2022
Adjusted EFO in our business services segment for the three months ended June 30, 2023 was $119 million, representing a decrease of $19 million compared to $138 million for the three months ended June 30, 2022. The decrease in Adjusted EFO was primarily due to the impact of higher interest and tax expense. The increase in current tax expense is primarily due to the timing of taxation on the contractual service margin recorded on the adoption of IFRS 17 at our residential mortgage insurer.
Adjusted EFO for the six months ended June 30, 2023 was $332 million, representing an increase of $134 million compared to $198 million for the six months ended June 30, 2022.
Adjusted EBITDA in our business services segment for the three months ended June 30, 2023 was $223 million, representing an increase of $70 million compared to $153 million for the three months ended June 30, 2022. The increase in Adjusted EBITDA was primarily due to the contribution of recent acquisitions. Current period results included contributions from our dealer software and technology services and car rental services acquired by our fleet management operations in the prior year.
Our residential mortgage insurer contributed $46 million to Adjusted EBITDA for the three months ended June 30, 2023 compared to $61 million for the three months ended June 30, 2022. The impact of higher mortgage rates on borrowers has led to reduced housing activity and lower levels of new insurance premiums. As a result, performance has normalized compared to exceptionally strong levels in the prior period. Mortgage delinquencies and loss ratios have remained low relative to historic levels but are expected to revert to long-term averages over time. Our dealer software and technology services operations, which we acquired in July 2022, contributed $56 million of Adjusted EBITDA for the three months ended June 30, 2023. The impact of our ongoing value creation initiatives and continued subscription-based revenue growth contributed to strong margin performance and EBITDA contribution during the quarter. Our fleet management and car rental services operations contributed $35 million of Adjusted EBITDA for the three months ended June 30, 2023 compared to $14 million for the three months ended June 30, 2022. Results benefited from higher utilization of the heavy equipment fleet and contributions from an
21

expansion into rental car services. Our healthcare services operations contributed $16 million to Adjusted EBITDA for the three months ended June 30, 2023 compared to $21 million for the three months ended June 30, 2022. While activity levels at most of our hospitals are improving, expenses remain elevated with year over year increase in cost of labor and medical and surgical supplies.
Adjusted EBITDA for the six months ended June 30, 2023 was $435 million, representing an increase of $188 million compared to $247 million for the six months ended June 30, 2022. The increase was primarily due to the same factors described above.
Infrastructure services
The following table presents Adjusted EFO and Adjusted EBITDA for our infrastructure services segment for the three and six months ended June 30, 2023 and 2022:

	Three Months Ended June 30,		Six Months Ended June 30,
(US$ MILLIONS)	2023	2022	2023	2022
Adjusted EFO	$88	$124	$174	$263

Adjusted EBITDA	$216	$205	$441	$413
The following table presents equity attributable to Unitholders for our infrastructure services segment as at June 30, 2023 and December 31, 2022:

(US$ MILLIONS)	June 30, 2023	December 31, 2022
Total assets	$23,367	$22,606
Total liabilities	18,924	18,436

Interests of others in operating subsidiaries	2,739	2,582
Equity attributable to Unitholders	1,704	1,588
Total equity	$4,443	$4,170
Comparison of the three and six months ended June 30, 2023 and 2022
Adjusted EFO in our infrastructure services segment for the three months ended June 30, 2023 was $88 million, representing a decrease of $36 million compared to $124 million for the three months ended June 30, 2022. The decrease was primarily due to the impact of higher interest expense as a result of increased borrowings and higher interest rates at our nuclear technology services operations, combined with higher interest rates in our offshore oil services operations.
Adjusted EFO for the six months ended June 30, 2023 was $174 million, representing a decrease of $89 million compared to $263 million for the six months ended June 30, 2022.
Adjusted EBITDA in our infrastructure services segment for the three months ended June 30, 2023 was $216 million, representing an increase of $11 million compared to $205 million for the three months ended June 30, 2022. The increase in Adjusted EBITDA was primarily due to higher contributions from our lottery services operations and our work access services operations.
Our offshore oil services operations contributed $45 million to Adjusted EBITDA for the three months ended June 30, 2023 compared to $56 million for the three months ended June 30, 2022. Results reflect the impact of reduced contribution from FPSO operations. Prior period results benefited from contributions from a large FPSO vessel which is now off contract and profit-sharing agreements tied to the oil price and production volumes of customers. Our modular building leasing services contributed $41 million to Adjusted EBITDA for the three months ended June 30, 2023 in line with the three months ended June 30, 2022. Resilient utilization levels in Germany, France and Asia Pacific were offset by reduced activity in parts of Europe, including the U.K. The business continues to focus on increased penetration of higher margin value-added products and services which are contributing to results. Our lottery services operations contributed $37 million to Adjusted EBITDA for the three months ended June 30, 2023 compared to $25 million for the three months ended June 30, 2022. Increased technology and hardware system sales, easing inflationary cost headwinds and cost savings initiatives supported performance during the quarter.
22

Adjusted EBITDA for the six months ended June 30, 2023 was $441 million, representing an increase of $28 million compared to $413 million for the six months ended June 30, 2022 primarily due to the same factors described above.
Industrials
The following table presents Adjusted EFO and Adjusted EBITDA for our industrials segment for the three and six months ended June 30, 2023 and 2022:

	Three Months Ended June 30,		Six Months Ended June 30,
(US$ MILLIONS)	2023	2022	2023	2022
Adjusted EFO	$63	$101	$225	$223

Adjusted EBITDA	$196	$204	$415	$421
The following table presents equity attributable to Unitholders for our industrials segment as at June 30, 2023 and December 31, 2022:

(US$ MILLIONS)	June 30, 2023	December 31, 2022
Total assets	$28,135	$28,112
Total liabilities	21,531	21,670

Interests of others in operating subsidiaries	4,203	4,090
Equity attributable to Unitholders	2,401	2,352
Total equity	$6,604	$6,442
Comparison of the three and six months ended June 30, 2023 and 2022
Adjusted EFO in our industrials segment for the three months ended June 30, 2023 was $63 million, representing a decrease of $38 million compared to $101 million for the three months ended June 30, 2022. The decrease in Adjusted EFO was primarily due to higher interest expense, combined with the impact of higher tax expense in our advanced energy storage operations.
Adjusted EFO for the six months ended June 30, 2023 was $225 million, representing an increase of $2 million compared to $223 million for the six months ended June 30, 2022.
Adjusted EBITDA in our industrials segment for the three months ended June 30, 2023 was $196 million, representing a decrease of $8 million compared to $204 million for the three months ended June 30, 2022. The decrease was due to lower contributions from our graphite electrode operations, natural gas production operations and our solar power solutions operations.
Our advanced energy storage operations contributed $113 million to Adjusted EBITDA for the three months ended June 30, 2023 compared to $105 million for the three months ended June 30, 2022. Overall volumes benefited from growing advanced battery demand and a continued recovery of auto manufacturer production. Increased sales of higher margin batteries and global pricing actions to offset the impact of inflationary cost pressures contributed to results. Performance during the quarter was impacted by a labor strike and downtime at one of the operations’ larger U.S. production facilities. Our engineered components manufacturing operations contributed $44 million to Adjusted EBITDA for the three months ended June 30, 2023 in line with the three months ended June 30, 2022. Improved margin performance as a result of cost and commercial optimization initiatives was partially offset by the impact of reduced volumes. Results include the benefit of recent add-on acquisitions.
Adjusted EBITDA for the six months ended June 30, 2023 was $415 million, representing a decrease of $6 million compared to $421 million for the six months ended June 30, 2022 primarily due to the same factors described above.
23

Corporate and other
The following table presents Adjusted EFO and Adjusted EBITDA for our corporate and other segment for the three and six months ended June 30, 2023 and 2022:

	Three Months Ended June 30,		Six Months Ended June 30,
(US$ MILLIONS)	2023	2022	2023	2022
Adjusted EFO	$(85)	$(34)	$(165)	$(65)

Adjusted EBITDA	$(29)	$(32)	$(63)	$(65)
The following table presents equity attributable to Unitholders for our corporate and other segment as at June 30, 2023 and December 31, 2022:

(US$ MILLIONS)	June 30, 2023	December 31, 2022
Total assets	$247	$593
Total liabilities	2,412	2,279

Equity attributable to preferred securities	1,490	1,490
Equity attributable to Unitholders	(3,655)	(3,176)
Total equity	$(2,165)	$(1,686)
Pursuant to our Master Services Agreement, we pay Brookfield a quarterly base management fee equal to 0.3125% (1.25% annually) of our total capitalization, plus debt with recourse, net of cash held by corporate entities. The management fees for the three and six months ended June 30, 2023 was $23 million and $46 million compared to $23 million and $47 million for the three and six months ended June 30, 2022. General and administrative costs comprise management fees and corporate expenses, including audit and other expenses.
Adjusted EFO in the current period of our corporate and other segment included higher interest expense due to higher interest rates, combined with distributions on preferred equity securities. Prior period included a current tax recovery of $16 million primarily related to corporate expenses, including management fees, which were used to offset taxable income within our other segments.
Reconciliation of Non-IFRS Measures
Adjusted EBITDA
To measure our performance, amongst other measures, we focus on Adjusted EBITDA. Adjusted EBITDA is a non-IFRS measure of operating performance presented as net income and equity accounted income at our economic ownership interest in consolidated subsidiaries and equity accounted investments, respectively, excluding the impact of interest income (expense), net, income taxes, depreciation and amortization expense, gains (losses) on acquisitions/dispositions, net, transaction costs, restructuring charges, revaluation gains or losses, impairment expenses or reversals, other income or expenses, and preferred equity distributions. Adjusted EBITDA excludes other income (expense), net as reported in our IFRS consolidated statements of operating results, because this includes amounts that are not related to revenue earning activities, and are not normal, recurring operating income or expenses necessary for business operations. Other income (expense), net includes revaluation gains and losses, transaction costs, restructuring charges, stand-up costs and business separation expenses, gains or loss on debt extinguishments or modifications, gains or losses on dispositions of property, plant and equipment, non-recurring and one-time provisions that may occur from time to time at one of the partnership’s operations that are not reflective of normal operations, and other items. Our economic ownership interest in consolidated subsidiaries excludes amounts attributable to non-controlling interests consistent with how we determine net income attributable to non-controlling interests in our IFRS consolidated statements of operating results. Due to the size and diversification of our operations, including economic ownership interests that vary, Adjusted EBITDA is critical in assessing the overall operating performance of our business. When viewed with our IFRS results, we believe Adjusted EBITDA is useful to investors because it provides a comprehensive understanding of the ability of our businesses to generate recurring earnings which allows users to better understand and evaluate the underlying financial performance of our operations and excludes items we believe do not directly relate to revenue earning activities and are not normal, recurring items necessary for business operations. Our presentation of Adjusted EBITDA also gives investors comparability of our ongoing performance across periods.
24

Adjusted EBITDA has limitations as an analytical tool as it does not include interest income (expense), net, income taxes, depreciation and amortization expense, gains (losses) on acquisitions/dispositions, net, transaction costs, restructuring charges, revaluation gains or losses, impairment reversals or expenses and other income (expense), net. As a result of these limitations, Adjusted EBITDA should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our results as reported under IFRS. However, Adjusted EBITDA is a key measure that we use to evaluate the performance of our operations.
Adjusted EBITDA Reconciliation
The following table reconciles Adjusted EBITDA to net income (loss) for the three and six months ended June 30, 2023:

	Three Months Ended June 30, 2023
(US$ MILLIONS)	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total
Net income (loss)	$254	$(136)	$(26)	$(51)	$41

Add or subtract the following:
Depreciation and amortization expense	252	301	354	—	907
Impairment reversal (expense), net	6	1	—	—	7
Gain (loss) on acquisitions/dispositions, net	(87)	—	—	—	(87)
Other income (expense), net (1)	(214)	11	62	3	(138)
Income tax (expense) recovery	162	7	(103)	(15)	51
Equity accounted income (loss)	(10)	(11)	(7)	—	(28)
Interest income (expense), net	265	281	352	34	932
Equity accounted Adjusted EBITDA (2)	15	44	16	—	75
Amounts attributable to non-controlling interests (3)	(420)	(282)	(452)	—	(1,154)
Adjusted EBITDA	$223	$216	$196	$(29)	$606
____________________________________
(1)Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $159 million of net gains on debt modification and extinguishment, $66 million of business separation expenses, stand-up costs and restructuring charges, $27 million of transaction costs, $89 million of net revaluation gains, $13 million of net gains on the sale of property, plant and equipment and $30 million of other expenses.
(2)Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the partnership that is generated by our investments in associates and joint ventures accounted for using the equity method.
(3)Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by the non-controlling interests in consolidated subsidiaries.
25

	Six Months Ended June 30, 2023
(US$ MILLIONS)	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total
Net income (loss)	$430	$(35)	$(57)	$(94)	$244

Add or subtract the following:
Depreciation and amortization expense	505	604	698	—	1,807
Impairment reversal (expense), net	6	1	—	—	7
Gain (loss) on acquisitions/dispositions, net	(154)	(14)	—	—	(168)
Other income (expense), net (1)	(185)	(176)	90	4	(267)
Income tax (expense) recovery	201	14	(68)	(38)	109
Equity accounted income (loss)	(12)	(20)	(21)	—	(53)
Interest income (expense), net	506	541	685	65	1,797
Equity accounted Adjusted EBITDA (2)	29	86	31	—	146
Amounts attributable to non-controlling interests (3)	(891)	(560)	(943)	—	(2,394)
Adjusted EBITDA	$435	$441	$415	$(63)	$1,228
____________________________________
(1)Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $392 million of net gains on debt modification and extinguishment, $113 million of business separation expenses, stand-up costs and restructuring charges, $48 million of transaction costs, $87 million of net revaluation gains, $13 million of net gains on the sale of property, plant and equipment and $64 million of other expenses.
(2)Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the partnership that is generated by our investments in associates and joint ventures accounted for using the equity method.
(3)Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by the non-controlling interests in consolidated subsidiaries.
26

The following table reconciles Adjusted EBITDA to net income (loss) for the three and six months ended June 30, 2022:

	Three Months Ended June 30, 2022
(US$ MILLIONS)	Business Services (1)	Infrastructure Services	Industrials	Corporate and Other	Total (1)
Net income (loss)	$99	$137	$85	$(41)	$280

Add back or deduct the following:
Depreciation and amortization expense	108	340	328	—	776
Impairment expense, net	3	125	(206)	—	(78)
Other income (expense), net (2)	65	50	96	7	218
Income tax (expense) recovery	43	(402)	63	(16)	(312)
Equity accounted income (loss)	(10)	(11)	(20)	—	(41)
Interest income (expense), net	67	190	281	18	556
Equity accounted Adjusted EBITDA (3)	15	39	23	—	77
Amounts attributable to non-controlling interests (4)	(237)	(263)	(446)	—	(946)
Adjusted EBITDA	$153	$205	$204	$(32)	$530
____________________________________
(1)As adjusted to reflect the adoption of IFRS 17. Refer to the New Accounting Policies Adopted section of this MD&A for further details.
(2)Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $131 million of net revaluation losses, $37 million of business separation expenses, stand-up costs and restructuring charges, $40 million of transaction costs, $20 million of net gains on the sale of property, plant and equipment and $30 million of other expenses.
(3)Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the partnership that is generated by our investments in associates and joint ventures accounted for using the equity method.
(4)Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by the non-controlling interests in consolidated subsidiaries.
27

	Six Months Ended June 30, 2022
(US$ MILLIONS)	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total (1)
Net income (loss)	$102	$189	$51	$(72)	$270

Add back or deduct the following:
Depreciation and amortization expense	214	591	665	—	1,470
Impairment reversal (expense), net	3	125	(206)	—	(78)
Gain (loss) on acquisitions/dispositions, net	—	—	—	—	—
Other income (expense), net (2)	61	94	155	7	317
Income tax (expense) recovery	35	(404)	125	(29)	(273)
Equity accounted income (loss)	(15)	(30)	(46)	—	(91)
Interest income (expense), net	141	321	525	29	1,016
Equity accounted Adjusted EBITDA (3)	24	65	46	—	135
Amounts attributable to non-controlling interests (4)	(318)	(538)	(894)	—	(1,750)
Adjusted EBITDA	$247	$413	$421	$(65)	$1,016
____________________________________
(1)As adjusted to reflect the adoption of IFRS 17. Refer to the New Accounting Policies Adopted section of this MD&A for further details.
(2)Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $148 million of net revaluation losses, $66 million of business separation expenses, stand-up costs and restructuring charges, $59 million of transaction costs, $18 million of net gain on debt extinguishment/modification and $62 million of other expenses.
(3)Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the partnership that is generated by our investments in associates and joint ventures accounted for using the equity method.
(4)Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by the non-controlling interests in consolidated subsidiaries.
Discussion of Reconciling Items
Comparison of the three and six months ended June 30, 2023 and 2022
Depreciation and amortization expense includes depreciation of PP&E, amortization of intangible assets and depletion related to our energy assets. The depreciation and amortization expense in our infrastructure services segment is mainly due to the amortization of intangibles and depreciation at our nuclear technology services operations, the amortization of intangibles at our modular building leasing services operations and our lottery services operations and the depreciation of vessels at our offshore oil services operations. The depreciation and amortization expense in our industrials segment is primarily related to the depreciation of PP&E and amortization of intangibles at our advanced energy storage operations and our engineered components manufacturing operations. Depreciation and amortization expense in our business services segment is primarily due to amortization of intangible assets in our dealer software and technology services operations. Depreciation and amortization is generally consistent period-over-period with large changes typically attributable to the addition or disposal of depreciable assets and the impact of foreign exchange movements.
Depreciation and amortization expense increased by $131 million to $907 million for the three months ended June 30, 2023 compared to $776 million for the three months ended June 30, 2022. The increase in depreciation and amortization expense was primarily due to the amortization of intangible assets recognized on the acquisitions of our dealer software and technology services operations and car rental services at our fleet management services operations.
Depreciation and amortization expense increased by $337 million to $1,807 million for the six months ended June 30, 2023 compared to $1,470 million for the six months ended June 30, 2022.
Income tax (expense) recovery, net increased by $363 million to an income tax expense of $51 million for the three months ended June 30, 2023 compared to an income tax recovery of $312 million for the three months ended June 30, 2022. The increase in total income tax (expense) recovery was primarily due to the sale of a non-core division servicing the heavy equipment sector within our dealer software and technology services operations and timing of taxation on the contractual service margin recorded on the adoption of IFRS 17 by our residential mortgage insurer in Canada, combined with the
28

recognition of deferred tax assets in our nuclear technology services operations in the prior year, partially offset by the recognition of previously unrecognized tax attributes related to our solar power solutions.
Income tax (expense) recovery, net increased by $382 million to income tax expense of $109 million for the six months ended June 30, 2023 compared to income tax recovery of $273 million for the six months ended June 30, 2022.
Equity accounted income decreased by $13 million to $28 million for the three months ended June 30, 2023 compared to $41 million for the three months ended June 30, 2022. The decrease was primarily due to lower contributions from equity accounted investments within our offshore oil services operations and graphite electrode operations, partially offset by contributions from equity accounted investments within our lottery services operations and dealer software and technology services operations.
Equity accounted income decreased by $38 million to $53 million for the six months ended June 30, 2023 compared to $91 million for the six months ended June 30, 2022.
Interest expense increased by $376 million to $932 million for the three months ended June 30, 2023 compared to $556 million for the three months ended June 30, 2022. The increase was primarily due to borrowings associated with recent acquisitions combined with higher interest expense due to increased borrowings and higher interest rates.
Interest expense increased by $781 million to $1,797 million for the six months ended June 30, 2023 compared to $1,016 million for the six months ended June 30, 2022.
Equity accounted Adjusted EBITDA decreased by $2 million to $75 million for the three months ended June 30, 2023 compared to $77 million for the three months ended June 30, 2022. The decrease was due to the same factors contributing to the decrease in equity accounted income.
Equity accounted Adjusted EBITDA increased by $11 million to $146 million for the six months ended June 30, 2023 compared to $135 million for the six months ended June 30, 2022.
Amounts attributable to non-controlling interests increased by $209 million to $1,154 million for the three months ended June 30, 2023 compared to $946 million for the three months ended June 30, 2022. The increase in amounts attributable to non-controlling interests is primarily due to earnings generated from our recent acquisitions that were acquired alongside institutional partners.
Amounts attributable to non-controlling interests increased by $644 million to $2,394 million for the six months ended June 30, 2023 compared to $1,750 million for the six months ended June 30, 2022.
The following table reconciles equity attributable to LP Units, GP Units, Redemption-Exchange Units, BBUC exchangeable shares and Special LP Units to equity attributable to Unitholders for the periods indicated:

(US$ MILLIONS)	June 30, 2023	December 31, 2022 (1)
Limited partners	$1,456	$1,408
General partner	—	—
Non-controlling interests attributable to:
Redemption-Exchange Units	1,360	1,318
Special LP Units	—	—
BBUC exchangeable shares	1,424	1,378
Equity attributable to Unitholders	$4,240	$4,104
____________________________________
(1)As adjusted to reflect the adoption of IFRS 17. Refer to the New Accounting Policies Adopted section of this MD&A for further details.
29

The following table is a summary of our equity attributable to Unitholders by segment as at June 30, 2023 and December 31, 2022. This is determined based on the partnership’s economic ownership interest in the equity within each portfolio company. The partnership’s economic ownership interest in the equity within each portfolio company excludes amounts attributable to non-controlling interests consistent with how the partnership determines the carrying value of equity in its consolidated statements of financial position. Equity attributable to Unitholders reconciles to limited partners, redemption-exchange units, special limited partners and BBUC exchangeable shares in the consolidated statements of financial position.

(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
June 30, 2023	$3,790	$1,704	$2,401	$(3,655)	$4,240
December 31, 2022 (1)	$3,340	$1,588	$2,352	$(3,176)	$4,104
____________________________________
(1)As adjusted to reflect the adoption of IFRS 17. Refer to the New Accounting Policies Adopted section of this MD&A for further details.
Liquidity and Capital Resources
Liquidity and capital requirements are managed through cash flows from operations, use of credit facilities, opportunistically monetizing mature operations and refinancing existing debt. We aim to maintain sufficient financial liquidity to meet our ongoing operating requirements and to fund debt service payments, recurring expenses, required capital expenditures, and acquisition opportunities as they arise. In addition, an integral part of our strategy is to pursue acquisitions through Brookfield-led consortium arrangements with institutional partners or strategic partners, and to form partnerships to pursue acquisitions on a specialized or global basis. Brookfield has an established track record of leading such consortiums and partnerships and actively managing underlying assets to improve performance. Overall, our liquidity profile is strong, positioning us and our businesses well to take advantage of accretive investment opportunities.
Our principal sources of liquidity are financial assets, undrawn credit facilities, cash flows from operations, monetizations of businesses, and access to public and private capital markets.
The following table presents non-recourse borrowings in subsidiaries of the partnership by segment as at June 30, 2023 and December 31, 2022:

(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
June 30, 2023	$16,048	$13,693	$15,167	$44,908
December 31, 2022	$15,929	$13,411	$15,253	$44,593
As at June 30, 2023, the partnership had non-recourse borrowings in subsidiaries of $44,908 million compared to $44,593 million as at December 31, 2022. Non-recourse borrowings in subsidiaries of the partnership comprised the following:

(US$ MILLIONS)	June 30, 2023	December 31, 2022
Term loans	$23,660	$23,279
Notes and debentures	12,281	12,380
Credit facilities (1)	4,904	6,365
Securitization program (2)	3,130	1,625
Project financing	933	944
Total non-recourse borrowings in subsidiaries of the partnership	$44,908	$44,593
____________________________________
(1)Includes borrowings made under subscription facilities of Brookfield-sponsored private equity funds.
(2)Our securitization program is related to the securitization of residential mortgages at our Australian residential mortgage lender, and securitization at our Indian non-banking financial services operations.
30

The partnership has financing arrangements within its operating businesses that trade in public markets or are held at major financial institutions. The financing arrangements of the partnership’s operating businesses totaled $44,908 million as at June 30, 2023, compared to $44,593 million as at December 31, 2022. The increase of $315 million was primarily due to new borrowings issued during the year to finance the add-on acquisition at our modular building leasing services operations and higher borrowings at our residential mortgage lender in Australia to fund the growth of mortgage loan originations. The increase was partially offset by scheduled debt repayments and the extinguishment of $276 million of notes in our offshore oil services operations as part of the debt restructuring completed during the first quarter.
We principally finance our assets at the operating company level with debt that is non-recourse to both the partnership and to our other operations and is generally secured against assets within the respective operating companies. Moreover, debt instruments at the operating company level do not cross-accelerate or cross-default to debt at other operating companies. This debt has varying maturities ranging from on demand to 58 years. The weighted average maturity as at June 30, 2023 was 5.8 years and the weighted average interest rate on debt outstanding was 7.9%, including the impact of hedges. Approximately 50% of our non-recourse borrowings are either fixed or hedged. As at June 30, 2023, we have $46,898 million in borrowings with an additional capacity of $11,222 million in undrawn credit facilities at the corporate and subsidiary level.
The use of the credit facilities, term loans and debt securities is primarily related to ongoing operations, capital expenditures and to fund acquisitions. Interest rates charged on these facilities are based on market interest rates. Most of these borrowings are not subject to financial maintenance covenants, however, some are subject to fixed charge coverage, leverage ratios and minimum equity or liquidity covenants. All of the partnership’s operations are currently in compliance with all material covenant requirements and the partnership continues to work with its businesses to monitor performance against such covenant requirements.
The partnership has bilateral credit facilities backed by large global banks that continue to be highly supportive of our business. The credit facilities are available in Euros, British pounds, Australian, U.S. and Canadian dollars. Advances under the credit facilities bear interest at the specified SOFR, SONIA, EURIBOR, CDOR, BBSY, or bankers’ acceptance rate plus 2.50%, or the specified base rate or prime rate plus 1.50%. The credit facilities require us to maintain a minimum tangible net worth and deconsolidated debt-to-capitalization ratio at the corporate level. The total capacity on the bilateral credit facilities is $2.3 billion with a maturity date of June 29, 2027, and the partnership had $310 million available as at June 30, 2023.
The partnership also has a revolving acquisition credit facility with Brookfield that permits borrowings of up to $1 billion. The credit facility is guaranteed by the partnership, the Holding LP, the Holding Entities and certain of our subsidiaries. The credit facility is available in U.S. or Canadian dollars, and advances are made by way of SOFR, base rate, bankers’ acceptance rate or prime rate loans. The credit facility bears interest at the specified SOFR or bankers’ acceptance rate plus 3.45%, or the specified base rate or prime rate plus 2.45%. The credit facility requires us to maintain a minimum deconsolidated net worth and contains restrictions on the ability of the borrowers and the guarantors to, among other things, incur certain liens or enter into speculative hedging arrangements. Net proceeds above a specified threshold that are received by the borrowers from asset dispositions, debt incurrences or equity issuances by the borrowers or their subsidiaries must be used to pay down the credit facility (which can then be redrawn to fund future investments). The maturity date of the credit facility is April 27, 2028, after which the credit facility will automatically renew for one-year periods until terminated by Brookfield. The total available amount on the credit facility will decrease to $500 million on April 27, 2024. As at June 30, 2023, the revolving acquisition credit facility remains undrawn.
The partnership also has Deposit Agreements with Brookfield whereby we may place funds on deposit with Brookfield and whereby Brookfield may place funds on deposit with our partnership. Any deposit balance due to our partnership is due on demand and bears interest at SOFR plus 40 basis points. Any deposit balance due to Brookfield is due on demand and bears interest at SOFR plus 160 basis points, subject to the terms of such interest more particularly described in the deposit agreement. As at June 30, 2023, the amount of the deposit from Brookfield was $nil (December 31, 2022: $nil) and the amount on deposit with Brookfield was $nil (December 31, 2022: $nil).
The partnership has an agreement with Brookfield to subscribe for up to $1.5 billion of 6% perpetual preferred equity securities, whereby proceeds are available for us to draw upon for future growth opportunities as they arise. Brookfield has the right to cause our partnership to redeem the preferred securities at par to the extent of any asset sales, financings or equity issuances. Brookfield has the right to waive its redemption option. As at June 30, 2023, Brookfield has subscribed for an aggregate of $1,475 million of perpetual preferred equity securities. For the three months ended June 30, 2023, distributions of $44 million have been declared on the perpetual preferred equity securities.
31

The table below outlines the partnership’s consolidated net debt-to-capitalization as at June 30, 2023 and December 31, 2022:

(US$ MILLIONS, except as noted)	June 30, 2023	December 31, 2022
Corporate borrowings	$1,990	$2,100
Non-recourse borrowings in subsidiaries of the partnership	44,908	44,593
Cash and cash equivalents	(3,022)	(2,870)
Net debt	$43,876	$43,823
Total equity	18,892	18,429
Total capital and net debt	$62,768	$62,252
Net debt-to-capitalization ratio	70%	70%
The partnership’s general partner has implemented a distribution policy pursuant to which we intend to make quarterly cash distributions in an initial amount currently anticipated to be approximately $0.25 per unit on an annualized basis. On August 3, 2023, the Board of Directors declared a quarterly distribution in the amount of $0.0625 per unit payable on September 29, 2023 to Unitholders of record as at the close of business on August 31, 2023.
During the second quarter of 2023, the volume-weighted average price was $18.08 per LP Unit, which was below the current incentive distribution threshold of $31.53 per LP Unit, resulting in no incentive distribution for the quarter.
Cash Flow
We believe that we have sufficient liquidity and access to capital resources and will continue to use our available liquidity and capital resources to fund our operations and to finance anticipated acquisitions and other material cash requirements. Our future capital resources include cash flow from operations, borrowings, proceeds from asset monetizations and proceeds from potential future equity issuances, if any.
As at June 30, 2023, we had cash and cash equivalents of $3,022 million, compared to $2,870 million as at December 31, 2022. The net cash flows for the six months ended June 30, 2023 and June 30, 2022 were as follows:

	Six Months Ended June 30,
(US$ MILLIONS)	2023	2022
Cash flows provided by (used in) operating activities	$560	$224
Cash flows provided by (used in) financing activities	(102)	8,859
Cash flows provided by (used in) investing activities	(337)	(9,215)
Impact of foreign exchange on cash	70	(57)
Net change in cash classified within assets held for sale	(39)	—
Change in cash and cash equivalents	$152	$(189)
Cash flow provided by (used in) operating activities
Total cash flow provided by operating activities for the six months ended June 30, 2023 was $560 million compared to cash provided by operating activities of $224 million for the six months ended June 30, 2022. The increase was primarily the result of changes in non-cash working capital due to timing of receivables and payables at our road fuels operations, advanced energy storage operations, and our residential mortgage insurer in Canada.
Cash flow provided by (used in) financing activities
Total cash flow used in financing activities was $102 million for the six months ended June 30, 2023, compared to total cash flow provided by financing activities of $8,859 million for the six months ended June 30, 2022. During the six months ended June 30, 2023, our financing activities included distributions to others who have interests in operating subsidiaries of $1,389 million, which was primarily related to distributions of proceeds from the sale of a non-core division of our dealer software and technology services operations combined with distributions of proceeds from the syndication to institutional investors of our dealer software and technology services operations. Financing activities also included repayment of corporate borrowings of $380 million and lease liability repayments of $194 million. This was partially offset by capital provided by others who have interests in operating subsidiaries of $1,439 million for the six months ended June 30, 2023, which was primarily related to capital contributions from investors relating to our dealer software and technology services operations and our fleet management and car rental services operations in Brazil, and net proceeds from borrowings of
32

$201 million, which comprised primarily of borrowings received at our Australian residential mortgage lender, modular building leasing services operations and our dealer software and technology services operations.
Cash flow provided by (used in) investing activities
Total cash flow provided by investing activities was $337 million for the six months ended June 30, 2023, compared to total cash flow used in investing activities of $9,215 million for the six months ended June 30, 2022. Our cash flows provided by investing activities were primarily related to dispositions completed during the period including net proceeds from the sale of a non-core division in our dealer software and technology service operations and the sale of a power delivery business at our nuclear technology services operations. These investing cash inflows were partially offset by cash flow used in the completion of an add-on acquisition by our modular building leasing services operations in January 2023, and capital expenditures on property, plant and equipment primarily within our industrials and infrastructure segments.
Off-Balance Sheet Arrangements
In the normal course of operations, our operating subsidiaries have bank guarantees, insurance bonds and letters of credit outstanding to third parties. As at June 30, 2023, the total outstanding amount was approximately $2.3 billion. If these letters of credit or bonds are drawn upon, our operating subsidiaries will be obligated to reimburse the issuer of the letter of credit or bonds. The partnership does not conduct its operations, other than those of equity accounted investments, through entities that are not consolidated in the consolidated financial statements and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in the consolidated financial statements.
Our construction operations and other operations may be called upon to give, in the ordinary course of business, guarantees and indemnities in respect of the performance of controlled entities, associates and related parties of their contractual obligations. Any known losses have been brought to account.
In the normal course of operations, we execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions and acquisitions, construction projects, capital projects, and sales and purchases of assets and services. We have also agreed to indemnify our directors and certain of our officers and employees. The nature of substantially all of the indemnification undertakings prevents us from making a reasonable estimate of the maximum potential amount that we could be required to pay third parties, as many of the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, we have made no significant payments under such indemnification agreements. In addition, we have also entered into indemnity agreements with Brookfield that relate to certain construction projects in the Middle East region that have been in place for several years. Under these indemnity agreements, Brookfield has agreed to indemnify us or refund us, as appropriate, for the receipt of payments relating to such projects.
From time to time, we may be contingently liable with respect to litigation and claims that arise in the normal course of operations. In our construction operations, this may include litigation and claims from clients or subcontractors, in addition to our associated counterclaims. On an ongoing basis, we assess the potential impact of these events. We have determined that the potential loss amount of these claims cannot be measured and is not probable at this time.
Financial instruments - foreign currency hedging strategy
To the extent that we believe it is economical to do so, our strategy is to hedge all or a portion of our equity investments and/or cash flows exposed to foreign currencies by the partnership. The partnership’s foreign currency hedging policy includes leveraging any natural hedges that may exist within our operations, utilizing local currency debt financing to the extent possible and utilizing derivative contracts to minimize any residual exposures to the extent natural hedges are insufficient.
The following table presents a summary as at June 30, 2023 of our Unitholder equity positions by functional currency and our derivative contract net investment hedges:

	Net Investment Hedges
(US$ MILLIONS)	CAD	AUD	BRL	GBP	EUR	INR	Other
Net Equity	$1,645	$1,418	$787	$340	$1,042	$352	$674
FX Contracts – US$	(31)	(279)	(221)	—	(106)	(99)	—
As at June 30, 2023, approximately 12% of our Unitholder equity with foreign currency exposure was hedged using derivative contracts.
33

Contractual Obligations
An integral part of the partnership’s strategy is to participate with institutional investors in Brookfield-sponsored private equity funds that target acquisitions that suit Brookfield private equity’s profile. In the normal course of business, the partnership has made commitments to Brookfield-sponsored private equity funds to participate in these target acquisitions in the future, if and when identified.
In the ordinary course of business, we enter into contractual arrangements that may require future cash payments. The table below outlines our undiscounted contractual obligations as at June 30, 2023:

	Payments as at June 30, 2023
(US$ MILLIONS)	Total	< 1 Year	1-2 Years	2-5 Years	5+ Years
Borrowings	$47,730	$3,103	$2,791	$18,806	$23,030
Lease liabilities	2,155	323	326	629	877
Interest expense	14,522	3,037	2,847	6,614	2,024
Decommissioning liabilities	1,529	8	8	49	1,464
Pension obligations	4,228	124	120	379	3,605
Total	$70,164	$6,595	$6,092	$26,477	$31,000
Related Party Transactions
We entered into a number of related party transactions with Brookfield as described in Note 17 of the unaudited interim condensed consolidated financial statements.
Critical Accounting Policies, Estimates and Judgments
The preparation of financial statements requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.
For further reference on accounting policies, critical judgments and estimates, see our significant accounting policies contained in Note 2 of our annual audited consolidated financial statements as at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020.
New Accounting Policies Adopted
The partnership has applied new and revised standards issued by the IASB that are effective for the period beginning on or after January 1, 2023.
(i)IFRS 17 Insurance Contracts
The partnership adopted IFRS 17 effective January 1, 2023. IFRS 17 establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts. It supersedes IFRS 4, Insurance Contracts (“IFRS 4”) and related interpretations. The adoption of IFRS 17 only impacted the reported results of the partnership’s residential mortgage insurer.
The partnership applied the full retrospective approach to insurance contracts issued on or after January 1, 2020. For groups of contracts issued in 2019 and prior years, the partnership has determined that it is impracticable to apply the full retrospective approach and has elected to apply the fair value approach. As a result, the comparative period has been restated and the transition impact of $17 million has been recorded as an increase to opening equity on January 1, 2022.
While IFRS 17 changes the timing of earnings recognition, as well as presentation and disclosure, of insurance contracts, cash flows generated by the partnership are not impacted. As a result, the adoption of IFRS 17 does not have a material impact on the business.
34

(ii)Amendments to IAS 12 Income taxes
In May 2021, IAS 12 was amended to clarify that the initial recognition exception does not apply to the initial recognition of transactions that give rise to equal taxable and deductible temporary differences. The partnership adopted these amendments on January 1, 2023 and the adoption did not have a material impact on the partnership’s unaudited interim condensed consolidated financial statements.
In May 2023, IAS 12 was amended to clarify requirements relating to International Tax Reform - Pillar Two model rules. The amendments (i) introduce a temporary exception to the accounting for deferred taxes arising from the implementation of the Pillar Two model rules published by the Organization for Economic Co-operation and Development (“OECD”) and (ii) require additional disclosures. The amendments became effective immediately upon their issue and retrospectively in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. The partnership adopted these amendments for the fiscal period beginning January 1, 2023 and elected to apply the temporary exception to the accounting requirements for deferred taxes related to Pillar Two income taxes. The adoption did not have an impact on the partnership’s unaudited interim condensed consolidated financial statements.
(iii)Amendments to IAS 1 Presentation of financial statements (“IAS 1”)
The amendments aim to provide accounting policy disclosures that are more useful by replacing the requirement to disclose ‘significant’ accounting policies with a requirement to disclose ‘material’ accounting policies and adding guidance on how to apply the concept of materiality in making decisions about accounting policy disclosures.
The partnership adopted these amendments on January 1, 2023 and the adoption did not have a material impact on the partnership’s unaudited interim condensed consolidated financial statements.
Future changes in accounting policies
(i)Amendments to IAS 1
The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2024. The partnership is currently assessing the impact of these amendments.
There are currently no other future changes to IFRS with potential impact on the partnership.
Controls and procedures
No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the quarter ended June 30, 2023 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Excluded from our evaluation were controls over financial reporting at Mobile Mini, a business acquired by our modular building leasing services operations on January 31, 2023. The financial statements of this business constitute approximately 1% of total assets, 2% of net assets, less than 1% of revenues and 4% of net income of the consolidated financial statements of our partnership as of and for the six months ended June 30, 2023.
35

Quick Links

Exhibit 99.1

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF BROOKFIELD BUSINESS PARTNERS L.P.
INDEX TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF BROOKFIELD BUSINESS PARTNERS L.P.
BROOKFIELD BUSINESS PARTNERS L.P. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
BROOKFIELD BUSINESS PARTNERS L.P. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATING RESULTS
BROOKFIELD BUSINESS PARTNERS L.P. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
BROOKFIELD BUSINESS PARTNERS L.P. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS AT JUNE 30, 2023 AND DECEMBER 31, 2022 AND FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023 AND 2022
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
36